SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May 26, 2016
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ITR – Quarterly Information Form – 03/31/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Table of Contents

Company Information
Capital Breakdown	1
Cash Proceeds	2
Parent Company's Financial Statements
Balance Sheet – Assets	3
Balance Sheet – Liabilities	4
Income Statement	6
Statement of Comprehensive Income	7
Statement of Cash Flows	8
Statement of Changes in Equity
01/01/2016 to 03/31/2016	10
01/01/2015 to 03/31/2015	11
Income Statement	12
Comments on the Company's Performance	13
Notes to the Interim Financial Information	21
Comments on the Company's Projections	68
Other Information Deemed as Relevant by the Company	69
Reports and Statements
Unqualified Report on Special Review	71

ITR – Quarterly Information Form – 03/31/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 03/31/2016
Paid-in Capital
Common	683,509,869
Preferred	0
Total	683,509,869
Treasury Shares
Common	0
Preferred	0
Total	0

PAGE: 1 of 72

ITR – Quarterly Information Form – 03/31/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Company Information / Cash Proceeds

Event	Approval	Proceeds	Date of Payment	Type of Share	Class of Share	Earnings per Share (Reais / Share)
Board of Directors’ Meeting	3/24/2016	Interest on Capital		Common		0.21930

PAGE: 2 of 72

ITR – Quarterly Information Form – 03/31/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Parent Company’s Financial Statements / Balance Sheet- Assets (R$ thousand)

Code	Description	Current Quarter 03/31/2016	Previous Year 12/31/2015
1	Total Assets	33,973,592	33,706,614
1.01	Current Assets	3,340,819	3,450,333
1.01.01	Cash and Cash Equivalents	1,431,876	1,639,214
1.01.03	Accounts Receivable	1,616,441	1,483,127
1.01.03.01	Trade Receivables	1,465,570	1,326,972
1.01.03.02	Other Receivables	150,871	156,155
1.01.03.02.01	Related Party Balances and Transactions	150,871	156,155
1.01.04	Inventories	56,714	64,066
1.01.06	Recoverable Taxes	15,931	77,828
1.01.06.01	Current Recoverable Taxes	15,931	77,828
1.01.08	Other Current Assets	219,857	186,098
1.01.08.03	Other	219,857	186,098
1.01.08.03.01	Restricted Cash	26,559	29,156
1.01.08.03.20	Other Receivables	193,298	156,942
1.02	Noncurrent Assets	30,632,773	30,256,281
1.02.01	Long-Term Assets	1,325,546	1,332,517
1.02.01.03	Accounts Receivable	163,842	182,616
1.02.01.03.01	Trade Receivables	163,842	182,616
1.02.01.06	Deferred Taxes	127,197	128,242
1.02.01.06.01	Deferred Income Tax and Social Contribution	127,197	128,242
1.02.01.08	Receivables from Related Parties	720,473	715,952
1.02.01.08.03	Receivables from Controlling Shareholders	720,473	715,952
1.02.01.09	Other Noncurrent Assets	314,034	305,707
1.02.01.09.04	Escrow Deposits	82,941	76,663
1.02.01.09.05	ANA – Water National Agency	89,913	88,368
1.02.01.09.20	Other Receivables	141,180	140,676
1.02.02	Investments	86,847	85,062
1.02.02.01	Investments	29,907	28,105
1.02.02.01.04	Equity Investments	29,907	28,105
1.02.02.02	Investment Properties	56,940	56,957
1.02.03	Property, Plant and Equipment	326,581	325,076
1.02.04	Intangible Assets	28,893,799	28,513,626
1.02.04.01	Intangible Assets	28,893,799	28,513,626
1.02.04.01.01	Concession Contracts	8,678,053	8,640,650
1.02.04.01.02	Program Contracts	7,149,285	7,139,105
1.02.04.01.03	Services Contracts	12,682,182	12,367,017
1.02.04.01.04	Software License	384,279	366,854

PAGE: 3 de 72

ITR – Quarterly Information Form – 03/31/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Parent Company’s Financial Statements / Balance Sheet- Liabilities (R$ thousands)

Code	Description	Current Quarter 03/31/2016	Previous Year 12/31/2015
2	Total Liabilities	33,973,592	33,706,614
2.01	Current Liabilities	3,959,221	3,740,316
2.01.01	Labor and Pension Plan Liabilities	368,587	347,976
2.01.01.01	Social Security Liabilities	23,136	39,650
2.01.01.02	Labor Liabilities	345,451	308,326
2.01.02	Trade Payables	198,089	248,158
2.01.02.01	Domestic Suppliers	198,089	248,158
2.01.03	Tax Liabilities	314,830	107,295
2.01.03.01	Federal Tax Liabilities	307,204	98,842
2.01.03.01.01	Income Tax and Social Contribution Payable	216,635	0
2.01.03.01.02	PIS-PASEP and COFINS (taxes on revenue) Payable	42,518	40,505
2.01.03.01.03	INSS (social security contribution) Payable	33,029	33,836
2.01.03.01.20	Other Federal Taxes	15,022	24,501
2.01.03.02	State Taxes Liabilities	162	0
2.01.03.03	Municipal Taxes Liabilities	7,464	8,453
2.01.04	Borrowings and Financing	1,474,032	1,526,262
2.01.04.01	Borrowings and Financing	1,091,339	1,152,589
2.01.04.01.01	In Domestic Currency	201,944	251,343
2.01.04.01.02	In Foreign Currency	889,395	901,246
2.01.04.02	Debentures	370,456	361,718
2.01.04.03	Financing through finance lease	12,237	11,955
2.01.05	Other Liabilities	945,184	878,735
2.01.05.01	Payables to Related Parties	1,698	2,210
2.01.05.01.03	Payables to Controlling Shareholders	1,698	2,210
2.01.05.02	Other	943,486	876,525
2.01.05.02.01	Dividends and Interest on Capital Payable	127,441	127,441
2.01.05.02.04	Services Payable	482,976	387,279
2.01.05.02.05	Refundable Amounts	9,516	8,820
2.01.05.02.06	Program Contract Commitments	209,875	228,659
2.01.05.02.07	Private Public Partnership – PPP	33,806	33,255
2.01.05.02.09	Indemnities	19,014	19,084
2.01.05.02.20	Other Payables	60,858	71,987
2.01.06	Provisions	658,499	631,890
2.01.06.01	Tax, Social Security, Labor and Civil Provisions	145,859	142,123
2.01.06.01.01	Tax Provisions	10,867	11,085
2.01.06.01.02	Social Security and Labor Provisions	50,586	55,120
2.01.06.01.04	Civil Provisions	84,406	75,918
2.01.06.02	Other Provisions	512,640	489,767
2.01.06.02.03	Provisions for Environmental	10,293	9,955
2.01.06.02.04	Provisions for Customers	440,146	413,107
2.01.06.02.05	Provisions for Suppliers	62,201	66,705
2.02	Non-Current Liabilities	15,668,976	16,249,692
2.02.01	Borrowings and Financing	10,719,144	11,595,338
2.02.01.01	Borrowings and Financing	7,001,909	7,353,397
2.02.01.01.01	In Domestic Currency	1,630,318	1,636,819
2.02.01.01.02	In Foreign Currency	5,371,591	5,716,578

PAGE: 4 de 72

ITR – Quarterly Information Form – 03/31/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

 Parent Company’s Financial Statements / Balance Sheet- Liabilities (R$ thousands)

Code	Description	Current Quarter 03/31/2016	Previous Year 12/31/2015
2.02.01.02	Debentures	3,189,022	3,719,001
2.02.01.03	Financing through finance lease	528,213	522,940
2.02.02	Other Payables	4,456,103	4,204,030
2.02.02.02	Other	4,456,103	4,204,030
2.02.02.02.04	Pension Plan Liabilities	2,892,361	2,832,216
2.02.02.02.05	Program Contract Commitments	87,703	92,055
2.02.02.02.06	Private Public Partnership – PPP	1,197,122	1,001,778
2.02.02.02.07	Indemnities	12,689	12,704
2.02.02.02.08	Labor Liabilities	15,786	16,345
2.02.02.02.09	Deferred COFINS and PASEP	134,277	132,921
2.02.02.02.20	Other Payables	116,165	116,011
2.02.04	Provisions	493,729	450,324
2.02.04.01	Tax, Pension Plan, Labor and Civil Provisions	315,447	315,082
2.02.04.01.01	Tax Provisions	52,401	51,050
2.02.04.01.02	Social Security and Labor Provisions	227,280	225,798
2.02.04.01.04	Civil Provisions	35,766	38,234
2.02.04.02	Other Provisions	178,282	135,242
2.02.04.02.03	Provisions for Environmental	117,353	72,669
2.02.04.02.04	Provisions for Customers	52,349	50,243
2.02.04.02.05	Provisions for Suppliers	8,580	12,330
2.03	Equity	14,345,395	13,716,606
2.03.01	Paid-Up Capital	10,000,000	10,000,000
2.03.04	Profit Reserve	4,069,988	4,069,988
2.03.04.01	Legal Reserve	784,955	784,955
2.03.04.08	Additional Dividend Proposed	11,453	11,453
2.03.04.10	Reserve for Investments	3,273,580	3,273,580
2.03.05	Retained Earnings/Accumulated Losses	628,789	0
2.03.06	Other Comprehensive Income	-353,382	-353,382

PAGE: 5 de 72

ITR – Quarterly Information Form – 03/31/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Parent Company’s Financial Statements / Income Statement (R$ thousands)

Code	Description	YTD Current Year 01/01/2016 to 03/31/2016	YTD Previous Year 01/01/2015 to 03/31/2015
3.01	Revenue from Sales and/or Services	3,027,842	2,468,641
3.02	Cost of Sales and/or Services	-1,941,276	-1,758,677
3.02.01	Cost of Sales and/or Services	-1,328,890	-1,182,301
3.02.02	Construction Cost	-612,386	-576,376
3.03	Gross Profit	1,086,566	709,964
3.04	Operating Income/Expenses	-457,903	426,298
3.04.01	Selling Expenses	-205,278	-184,481
3.04.02	General and Administrative Expenses	-260,194	577,608
3.04.04	Other Operating Income	7,629	29,283
3.04.04.01	Other Operating Income	10,144	34,086
3.04.04.02	COFINS and PASEP	-2,515	-4,803
3.04.05	Other Operating Expenses	-2,147	2,774
3.04.05.01	Loss on Write-off of Property, Plant and Equipment Items	931	8,301
3.04.05.04	Surplus Cost of Electricity Sold	-2,955	-5,532
3.04.05.20	Other	-123	5
3.04.06	Equity Results	2,087	1,114
3.05	Income Before Financial Result and Taxes	628,663	1,136,262
3.06	Financial Result	340,160	-985,760
3.06.01	Financial Income	140,236	104,388
3.06.01.01	Financial Income	146,752	103,829
3.06.01.02	Exchange Gains	39	559
3.06.01.03	COFINS and PASEP	-6,555	0
3.06.02	Financial Expenses	199,924	-1,090,148
3.06.02.01	Financial Expenses	-283,356	-205,623
3.06.02.02	Exchange Adjustments on Liabilities	483,280	-884,525
3.07	Earnings Before Income Tax	968,823	150,502
3.08	Income Tax and Social Contribution	-340,034	167,676
3.08.01	Current	-338,989	0
3.08.02	Deferred	-1,045	167,676
3.09	Net Result from Continued Operations	628,789	318,178
3.11	Profit/Loss for the Period	628,789	318,178
3.99	Earnings per Share - (Reais / Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common Share	0.91994	0.46551
3.99.02	Diluted Earnings per Share
3.99.02.01	Common Share	0.91994	0.46551

PAGE: 6 de 72

ITR – Quarterly Information Form – 03/31/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Comprehensive Income

(R$ thousands)
Code	Description	YTD Current Year 01/01/2016 to 03/31/2016	YTD Previous Year 01/01/2015 to 03/31/2011
4.01	Net Income for the Period	628,789	318,178
4.3	Comprehensive Income for the Period	628,789	318,178

PAGE: 7 de 72

ITR – Quarterly Information Form – 03/31/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method (R$ thousands

Code	Description	YTD Current Year 01/01/2016 to 03/31/2016	YTD Previous Year 01/01/2015 to 03/31/2015
6.01	Net Cash from Operating Activities	732,647	476,478
6.01.01	Cash from Operations	1,212,445	758,316
6.01.01.01	Profit (Loss) before Income Tax and Social Contribution	968,823	150,502
6.01.01.02	Provision and Inflation Adjustments on Provisions	122,301	-84,524
6.01.01.03	GESP Agreement	0	-696,283
6.01.01.04	Finance Charges from Customers	-67,055	-49,035
6.01.01.05	Residual Value of Property, Plant and Equipment and Intangible Assets Written-off	339	-8,301
6.01.01.06	Depreciation and Amortization	284,656	253,308
6.01.01.07	Interest on Borrowings and Financing Payable	136,821	121,043
6.01.01.08	Monetary and Exchange Change on Borrowings and Financing	-430,351	940,559
6.01.01.09	Interest and Monetary Change on Liabilities	9,967	6,045
6.01.01.10	Interest and Monetary Change on Assets	-50,977	-14,807
6.01.01.11	Allowance for Doubtful Accounts	56,078	47,343
6.01.01.12	Provision for Consent Decree (TAC)	1,073	-43,148
6.01.01.13	Equity Results	-2,087	-1,114
6.01.01.14	Provision for Sabesprev Mais	2,277	2,044
6.01.01.15	Other Provisions/Reversals	-6,900	-3,563
6.01.01.16	Transfer of Funds to São Paulo Municipal Government	97,402	68,423
6.01.01.17	Gross Margin over Intangible Assets Resulting from Concession Contracts	-12,894	-12,090
6.01.01.18	Pension Plan Liabilities	102,972	81,914
6.01.02	Changes in Assets and Liabilities	-205,275	-70,537
6.01.02.01	Trade Receivables	-90,341	2,367
6.01.02.02	Related Party Balances and Transactions	17,534	12,556
6.01.02.03	Inventories	7,242	6,638
6.01.02.04	Recoverable Taxes	61,897	-25,804
6.01.02.05	Other Receivables	-32,345	-19,428
6.01.02.06	Escrow Deposits	9,422	-648
6.01.02.08	Contractors and Suppliers	-5,380	-11,648
6.01.02.09	Payroll, Provisions and Social Contribution	19,538	25,774
6.01.02.10	Pension Plan Liabilities	-42,827	-39,927
6.01.02.11	Taxes and Contributions Payable	-85,300	4,643
6.01.02.12	Services Received	-1,705	15,434
6.01.02.13	Other Liabilities	-12,079	-8,182
6.01.02.14	Provisions	-52,287	-32,081
6.01.02.15	Deferred COFINS/PASEP	1,356	-231
6.01.03	Other	-274,523	-211,301
6.01.03.01	Interest Paid	-228,369	-193,558
6.01.03.02	Income Tax and Social Contribution Paid	-46,154	-17,743
6.02	Net Cash from Investing Activities	-411,287	-530,248
6.02.01	Acquisition of Intangible Assets	-400,978	-519,959
6.02.02	Acquisition of Property, Plant and Equipment	-12,906	-8,402
6.02.03	Increase in Investments	0	244

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ITR – Quarterly Information Form – 03/31/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

 Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method (R$ thousands)

Code	Description	YTD Current Year 01/01/2016 to 03/31/2016	YTD Previous Year 01/01/2015 to 03/31/2015
6.02.04	Restricted Cash	2,597	-2,131
6.03	Net Cash from Financing Activities	-528,698	68,750
6.03.01	Funding	174,708	311,671
6.03.02	Amortization	-662,193	-203,905
6.03.04	Public-Private Partnership (PPP)	-8,111	-5,611
6.03.05	Program Contract Commitments	-33,102	-33,405
6.05	Increase (Decrease) in Cash and Cash Equivalents	-207,338	14,980
6.05.01	Opening Cash and Cash Equivalents	1,639,214	1,722,991
6.05.02	Closing Cash and Cash Equivalents	1,431,876	1,737,971

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ITR – Quarterly Information Form – 03/31/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Changes in Equity - 01/01/2016 to 03/31/2016 (R$ thousands)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Total Equity
5.01	Opening Balances	10,000,000	0	4,069,988	0	-353,382	13,716,606
5.03	Restated Opening Balances	10,000,000	0	4,069,988	0	-353,382	13,716,606
5.05	Total Comprehensive Income	0	0	0	628,789	0	628,789
5.05.01	Net Income for the Period	0	0	0	628,789	0	628,789
5.07	Closing Balances	10,000,000	0	4,069,988	628,789	-353,382	14,345,395

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ITR – Quarterly Information Form – 03/31/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Changes in Equity - 01/01/2015 to 03/31/2015 (R$ thousands)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Total Equity
5.01	Opening Balances	10,000,000	0	3,694,151	0	-389,748	13,304,403
5.03	Restated Opening Balances	10,000,000	0	3,694,151	0	-389,748	13,304,403
5.05	Total Comprehensive Income	0	0	0	318,178	0	318,178
5.05.01	Net Income for the Period	0	0	0	318,178	0	318,178
5.07	Closing Balances	10,000,000	0	3,694,151	318,178	-389,748	13,622,581

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ITR – Quarterly Information Form – 03/31/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Value Added (R$ thousands)

Code	Description	YTD Current Year 01/01/2016 to 03/31/2016	YTD Previous Year 01/01/2015 to 03/31/2015
7.01	Revenue	3,149,974	2,579,701
7.01.01	Operating Revenue	2,570,628	2,004,492
7.01.02	Other Revenue	10,144	34,086
7.01.03	Revenue from the Construction	625,280	588,466
7.01.04	Allowance for/Reversal of Doubtful Accounts	-56,078	-47,343
7.02	Inputs Acquired from Third Parties	-1,266,547	-1,051,814
7.02.01	Costs of Sales and Services	-1,059,023	-989,974
7.02.02	Materials, Energy, Outside Services and Other	-205,377	-64,614
7.02.04	Other	-2,147	2,774
7.03	Gross Value Added	1,883,427	1,527,887
7.04	Retentions	-284,656	-253,308
7.04.01	Depreciation, Amortization and Depletion	-284,656	-253,308
7.05	Net Value Added Produced	1,598,771	1,274,579
7.06	Wealth Received in Transfer	148,878	801,785
7.06.01	Equity Results	2,087	1,114
7.06.02	Finance Income	146,791	104,388
7.06.03	Other	0	696,283
7.06.03.01	GESP Reimbursement – Benefits Paid	0	696,283
7.07	Total Value Added to Distribute	1,747,649	2,076,364
7.08	Value Added Distribution	1,747,649	2,076,364
7.08.01	Personnel	534,056	498,634
7.08.01.01	Salaries and wages	335,347	322,756
7.08.01.02	Benefits	168,305	137,592
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	30,404	38,286
7.08.02	Taxes and Contributions	638,401	76,306
7.08.02.01	Federal	610,576	48,927
7.08.02.02	State	19,410	19,883
7.08.02.03	Municipal	8,415	7,496
7.08.03	Value Distributed to Providers of Capital	-53,597	1,183,246
7.08.03.01	Interest	-76,207	1,162,620
7.08.03.02	Rental	22,610	20,626
7.08.04	Value Distributed to Shareholders	628,789	318,178
7.08.04.03	Retained Earnings/Accumulated Loss for the Period	628,789	318,178

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ITR – Quarterly Information Form – 03/31/2016 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

1.     Financial Highlights

					R$ million
		1Q16	1Q15	Chg. (R$)%
	Gross operating revenue	2,570.6	2,004.5	566.1	28.2
	Construction revenue	625.3	588.4	36.9	6.3
	COFINS and PASEP taxes	(168.1)	(124.3)	(43.8)	35.2
(=)	Net operating revenue	3,027.8	2,468.6	559.2	22.7
	Costs and expenses	(1,794.4)	(789.1)	(1,005.3)	127.4
	Construction costs	(612.4)	(576.4)	(36.0)	6.2
	Equity result	2.1	1.1	1.0	90.9
	Other operating revenue (expenses), net	5.5	32.1	(26.6)	(82.9)
(=)	Earnings before financial result, income tax and social contribution	628.6	1,136.3	(507.7)	(44.7)
	Financial result	340.2	(985.8)	1,326.0	(134.5)
(=)	Earnings before income tax and social contribution	968.8	150.5	818.3	543.7
	Income tax and social contribution	(340.0)	167.7	(507.7)	(302.7)
(=)	Net income	628.8	318.2	310.6	97.6
	Earnings per share* (R$)	0.92	0.47
	* Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

					R$ million
		1Q16	1Q15	Chg. (R$)%
	Net income	628.8	318.2	310.6	97.6
	Income tax and social contribution	340.0	(167.7)	507.7	(302.7)
	Financial result	(340.2)	985.8	(1,326.0)	(134.5)
	Other operating revenues (expenses), net	(5.5)	(32.1)	26.6	(82.9)
(=)	Adjusted EBIT*	623.1	1,104.2	(481.1)	(43.6)
	Depreciation and amortization	284.7	253.3	31.4	12.4
(=)	Adjusted EBITDA **	907.8	1,357.5	(449.7)	(33.1)
	(%) Adjusted EBITDA margin	30.0	55.0

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* Adjusted EBIT is net income before: (i) other operating revenues/expenses, net; (ii) financial result; and (iii) income tax and social contribution.

(**) Adjusted EBITDA is net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues/expenses, net.

In 1Q16, net operating revenue, including construction revenue, reached R$ 3.0 billion; a 22.7% increase compared to the same period of 2015.

Costs and expenses, including construction costs, totaled R$ 2.4 billion, 76.3% higher than the R$ 1.4 billion recorded in 1Q15.

Adjusted EBIT, in the amount of R$ 623.1 million, dropped 43.6% from R$ 1,104.2 million recorded in 1Q15.

Adjusted EBITDA, in the amount of R$ 907.8 million, reduced 33.1% from R$ 1,357.5 million recorded in 1Q15 (R$ 3,524.6 million in the last 12 months).

The adjusted EBITDA margin was 30.0% in 1Q16, versus 55.0% in 1Q15 (28.7% in the last 12 months). Excluding construction revenues and construction costs, the adjusted EBITDA margin was 37.2% in 1Q16 (71.6% in 1Q15 and 38.8% in the last 12 months).

In 1Q16 the Company recorded a net income of R$ 628.8 million, in comparison to a net income of R$ 318.2 million in 1Q15.

2.     Gross operating revenue

Gross operating revenue from water and sewage, not including construction revenue, totaled R$ 2.6 billion, an increase of R$ 566.1 million or 28.2%, when compared to the R$ 2.0 billion recorded in 1Q15.

The main factors that led to this variation were:

•         15.2% tariff increase (7.8% ordinary tariff adjustment and 6.9% extraordinary tariff revision) since June 2015;

•         Lower bonus granted within the Water Consumption Reduction Incentive Program, with a R$ 153.8 million impact in 1Q16, versus the R$ 211.2 million recorded in 1Q15;

•         Application of contingency tariff, in the amount of R$ 160.6 million in 1Q16 (R$ 79.3 million in 1Q15); and

•         Increase of 1.9% in the Company’s total billed volume (1.0% in water and 3.0% in sewage).

3.    Construction revenue

Construction revenue increased R$ 36.9 million or 6.3%, when compared to the previous year. The variation was mainly due to higher investments in the municipalities served by the Company.

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4.    Billed volume

 The following tables show the water and sewage billed volume, quarter-on-quarter, per customer category and region.

WATER AND SEWAGE BILLED VOLUME (1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	1Q16	1Q15%		1Q16	1Q15%		1Q16	1Q15%
Residential	380.4	369.1	3.1	320.3	308.7	3.8	700.7	677.8	3.4
Commercial	40.4	40.5	(0.2)	38.2	38.1	0.3	78.6	78.6	-
Industrial	7.7	8.5	(9.4)	9.5	9.9	(4.0)	17.2	18.4	(6.5)
Public	9.5	10.5	(9.5)	8.4	8.0	5.0	17.9	18.5	(3.2)
Total retail	438.0	428.6	2.2	376.4	364.7	3.2	814.4	793.3	2.7
Wholesale (3)	52.0	56.5	(8.0)	5.7	6.3	(9.5)	57.7	62.8	(8.1)
Total	490.0	485.1	1.0	382.1	371.0	3.0	872.1	856.1	1.9

WATER AND SEWAGE BILLED VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	1Q16	1Q15%		1Q16	1Q15%		1Q16	1Q15%
Metropolitan	279.0	267.9	4.1	241.5	230.9	4.6	520.5	498.8	4.4
Regional (2)	159.0	160.7	(1.1)	134.9	133.8	0.8	293.9	294.5	(0.2)
Total retail	438.0	428.6	2.2	376.4	364.7	3.2	814.4	793.3	2.7
Wholesale (3)	52.0	56.5	(8.0)	5.7	6.3	(9.5)	57.7	62.8	(8.1)
Total	490.0	485.1	1.0	382.1	371.0	3.0	872.1	856.1	1.9

(1)   Unaudited

(2)   Including coastal and interior region

(3)   Reused water volume and non-domestic sewage are included in

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5.  Costs, administrative, selling and construction expenses

In 1Q16, costs, administrative, selling and construction expenses, grew 76.3% (R$ 1,041.3 million). Excluding construction costs, total costs and expenses increased by 127.4%.

Excluding the effects of the non-recurring GESP Reimbursement transaction, costs and expenses increased by 16.7%.

As a percentage of net revenue, costs and expenses were 55.3% in 1Q15 and 79.5% in 1Q16.Excluding the effects of the GESP Reimbursement effects, costs and expenses as a percentage of net revenue came to 83.5% in 1Q15.

				R$ million
	1Q16	1Q15	Chg. (R$)%
Payroll and benefits and pension plan obligations	574.3	534.5	39.8	7.4
Supplies	36.2	48.7	(12.5)	(25.7)
Treatment supplies	75.1	72.3	2.8	3.9
Services	282.4	295.9	(13.5)	(4.6)
Electric power	240.4	159.1	81.3	51.1
General expenses	224.6	54.4	170.2	312.9
Tax expenses	20.6	19.9	0.7	3.5
São Paulo state government reimbursement	-	(696.3)	696.3	-
Sub-total	1,453.6	488.5	965.1	197.6
Depreciation and amortization	284.7	253.3	31.4	12.4
Provision for doubtful credits	56.1	47.3	8.8	18.6
Sub-total	340.8	300.6	40.2	13.4
Costs, administrative and selling expenses	1,794.4	789.1	1,005.3	127.4
Construction costs	612.4	576.4	36.0	6.2
Costs, adm., selling and construction expenses	2,406.8	1,365.5	1,041.3	76.3
% of net revenue	79.5	55.3

5.1.  Payroll and benefits and pension plan obligations

In 1Q16 payroll and benefits increased R$ 39.8 million or 7.4%, due to the following:

•         R$ 18.8 million in the provision for the pension plan, arising from changes in actuarial assumptions;

•         R$ 14.5 million, mainly due to the average wage increase of 9.7% in May 2015 and by the application of 1% related to the career and wage plan, since July 2015; and

•         R$ 5.9 million, due to the adjustment in healthcare expenses since July 2015.

5.2.  Supplies

In 1Q16, expenses with supplies decreased R$ 12.5 million or 25.7%, from R$ 48.7 million to R$ 36.2 million, mostly due to the following:

•         Fuel, in the amount of R$ 6.7 million, mostly due to the fact that the generators used to pump water from the Cantareira System technical reserve were turned off in December 2015; and

•         Lower use of materials in preventive and corrective maintenance in water and sewage systems, in computerized systems and conservation of properties and installations, in the amount of R$ 5.9 million.

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5.3.  Services

Services expenses, in the amount of R$ 282.4 million, dropped R$ 13.5 million or 4.6%, in comparison to R$295.9 million in1Q15. The main factors that led to this decrease were:

•         Water and sewage systems and connections maintenance, in the amount of R$ 10.3 million; and

•         Advertising campaigns, in the amount of R$ 4.0 million, mainly due to the intensification in 1Q15, for the rational use of water.

5.4.  Electric power

Electric power expenses totaled R$ 240.4 million, an increase of R$ 81.3 million or 51.1% in comparison to the R$ 159.1 million in 1Q15. The main factors that contributed to this increase were:

•         Average increase of 38.3% in the regulated market tariffs, with no significant variation in consumption;

•         Average increase of 165.2% in the grid market tariffs (TUSD), with a 5.3% decrease in consumption; and

•         Average increase of 10.5% in the free market tariff, with a 7.5% decrease in consumption.

In 1Q16 the regulated market accounted for 39.3% of the total electric power consumed by the Company, the free market accounted for 31.0% and the grid market accounted for 29.7% of total consumption.

5.5.  General expenses

General expenses increased R$ 170.2 million, totaling R$ 224.6 million, versus the R$ 54.4 million recorded in 1Q15, mainly due to:

•         R$ 138.7 million increase in the provision for lawsuits; and

•         Higher provision for the Municipal Fund for Environmental Sanitation and Infrastructure, in the amount of R$ 27.7 million, as a result of the increase in revenues with the municipality of São Paulo.

5.6.  São Paulo state government reimbursement

In 1Q15, the Company entered into an agreement with the São Paulo state government to receive the undisputed amount, related to the state’s debt with the Company, for the payment of the benefits to former employees (G0) dealt with by state Law #4,819, of August 26, 1958, that generated a credit in the result in the amount of R$ 696.3 million.

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5.7.  Depreciation and amortization

R$ 31.4 million increase or 12.4%, reaching R$ 284.7 million in comparison to the R$ 253.3 million recorded in 1Q15, largely due to the beginning of operations of intangible assets, in the amount of R$ 2.4 billion.

5.8.  Provision for doubtful credits

Increased R$ 8.8 million, mainly due to the lower recovery of amounts through settlements in 1Q16, in the amount of R$ 12.8 million, partially offset by the reduction in provisions for revenue losses, in the amount of R$ 4.0 million.

6.    Other operating revenues (expenses), net

Other net operational revenues and expenses reported a negative variation of R$ 26.6 million, mainly due to the R$ 21.5 million drop from the sale of surplus electricity between the analyzed periods.

7.    Financial result

				R$ million
	1Q16	1Q15	Chg.	%
Financial expenses, net of revenues	(99.8)	(63.8)	(36.0)	56.4
Net monetary and exchange variation	440.0	(922.0)	1,362.0	(147.7)
Financial result	340.2	(985.8)	1,326.0	(134.5)

7.1. Financial incomes and expenses

				R$ million
	1Q16	1Q15	Chg.	%
Financial expenses
Interest and charges on international loans and financing	(37.6)	(30.4)	(7.2)	23.7
Interest and charges on domestic loans and financing	(95.2)	(86.7)	(8.5)	9.8
Other financial expenses	(52.5)	(20.2)	(32.3)	159.9
Total financial expenses	(185.3)	(137.3)	(48.0)	35.0
Financial revenues	85.5	73.5	12.0	16.3
Financial expenses net of revenues	(99.8)	(63.8)	(36.0)	56.4

7.1.1. Financial expenses

Financial expenses grew R$ 48.0 million. The main reasons were:

•         R$ 7.2 million in interest and charges on international borrowings and financing, due to the increase in the debt balance, despite the depreciation of the US dollar and the Yen versus the Brazilian Real in 1Q16 (-8.9% and -2.4%, respectively);

•         R$ 8.5 million in interest and charges on domestic borrowings and financing, especially due to the funding of the 20th debenture issue, in December 2015; and

•         R$ 32.3 million in other financial expenses, largely due to the higher provision of interest on lawsuits in 1Q16.

7.1.2. Financial income

Financial income increased R$ 12.0 million, largely due to the increased recognition of interest on installment agreements and financial investments in 1Q16.

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7.2. Monetary and exchange rate variation on assets and liabilities

				R$ million
	1Q16	1Q15	Chg.	%
Monetary variation on loans and financing	(52.9)	(56.2)	3.3	(5.9)
Currency exchange variation on loans and financing	483.3	(884.5)	1,367.8	(154.6)
Other monetary variations	(45.1)	(12.2)	(32.9)	269.7
Monetary/exchange rate variation on liabilities	385.3	(952.9)	1,338.2	(140.4)
Monetary/exchange rate variation on assets	54.7	30.9	23.8	77.0
Monetary/exchange rate variation, net	440.0	(922.0)	1,362.0	(147.7)

The effect in 1Q16 was R$ 1,362.0 million, lower than in 1Q15, especially due to the positive variation of R$ 1,367.8 million in expenses with exchange rate variation on borrowings and financing, due to the depreciation of the US dollar and the Yen versus the Brazilian Real in 1Q16 (-8.9% and -2.4%, respectively), when compared to the appreciation recorded in 1Q15 (20.8% and 20.3%, respectively). This amount was partially offset by the increase of R$ 32.9 million from higher provisions for the monetary restatement of lawsuits in 1Q16.

8.    Income tax and social contribution

Grew R$ 507.7 million, due to the increase in taxable income in 1Q16, when compared to the net loss recorded in 1Q15.

9.    Indicators

9.1.  Operating

In the first quarter of 2016, due to the greater availability of water, production volume increased by 8.8%.

Water losses moved up this quarter, although this was already expected given that the reduction observed until now was not only due to the loss control initiatives, but was also to the water crisis and the consequent need to lower network pressures as a means of managing demand.

Operating indicators *	1Q16	1Q15%
Water connections (1)	8,477	8,258	2.7
Sewage connections (1)	6,917	6,705	3.2
Population directly served - water (2)	25.6	25.3	1.2
Population directly served - sewage (2)	22.9	22.5	1.8
Number of employees	13,816	14,167	(2.5)
Water volume produced (3)	667	613	8.8
IPM - Measured water loss (%)	29.9	29.0	3.1
IPDt (liters/connection x day)	275	290	(5.2)

(1)       Total connections, active and inactive, in thousand units at the end of the period

(2)       In million inhabitants, at the end of the period. Not including wholesale

(3)       In million of cubic meters

(*)    Unaudited

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9.2.  Financial

Economic Indexes * (quarter end)	1Q16	1Q15
Accumulated Amplified Consumer Price Index (%)	2.62	3.83
Accumulated Referential Rate (%)	0.45	0.23
Interbank Deposit Certificate (%)	14.13	12.60
US DOLAR (R$)	3.5589	3.2080
YEN (R$)	0.03166	0.02675

* Unaudited

10.    Borrowings and financing

								R$ million
INSTITUTION	2016	2017	2018	2019	2020	2021	2022 to 2038	Total
Local market
Caixa Econômica Federal	38.1	55.0	58.6	60.3	62.4	65.5	728.0	1,067.9
Debentures	89.6	592.8	876.2	978.9	406.1	193.1	422.8	3,559.5
BNDES	59.6	79.5	79.5	79.5	61.8	61.3	261.0	682.2
Commercial Leasing	8.3	22.0	23.3	24.7	26.3	27.9	408.0	540.5
Others	0.5	0.7	1.4	1.4	1.3	1.3	5.2	11.8
Interest and charges	58.2	12.0	0.0	0.0	0.0	0.0	0.0	70.2
Local market total	254.3	762.0	1,039.0	1,144.8	557.9	349.1	1,825.0	5,932.1
International market
IADB	117.5	202.7	113.3	113.3	113.3	113.3	1,209.2	1,982.6
IBRD	0.0	0.0	0.0	7.3	14.5	14.5	181.0	217.3
Eurobonds	498.2	0.0	0.0	0.0	1,241.7	0.0	0.0	1,739.9
JICA	34.6	70.6	72.0	116.2	116.2	116.2	1,274.5	1,800.3
BID 1983AB	85.2	85.2	84.3	63.0	60.9	27.4	52.3	458.3
Interest and charges	62.6	0.0	0.0	0.0	0.0	0.0	0.0	62.6
International market total	798.1	358.5	269.6	299.8	1,546.6	271.4	2,717.0	6,261.0
Total	1,052.4	1,120.5	1,308.6	1,444.6	2,104.5	620.5	4,542.0	12,193.1

11.    Capex

In the first quarter of 2016, the Company invested R$665.4 million.

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Notes to the Interim Financial Information

1                    Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo, as well as it supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The objective set in the new vision of SABESP is to be recognized as the company that ensured universal access to water and sewage services in its marketplace, in a sustainable and competitive manner, with excellence in customer service.

As of March 31, 2016, the Company operated water and sewage services in 365 municipalities of the State of São Paulo. Most of these municipalities operations are based on 30-year concession, program and services contracts. The Company has two partial contracts with the municipality of Mogi das Cruzes, however, since most of municipality is serviced by wholesale, it was not included in the 365 municipalities. As of March 31, 2016, the Company had 367 contracts.

SABESP is not temporarily operating in some municipalities due to judicial orders. The lawsuits in progress refer to Cajobi, Iperó and Macatuba, and the carrying amount of these municipalities’ intangible assets was R$9,573 as of March 31, 2016 (R$9,574 as of December 31, 2015).

As of March 31, 2016, 53 concession agreements had expired and are being negotiated. From March 31, 2016 to 2030, 36 concession agreements will expire. Management believes that concession agreements expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. By March 31, 2016, 278 program and services contracts were signed (278 contracts as of December 31, 2015).

As of March 31, 2016, the carrying amount of the underlying assets used in the 53 concessions of the municipalities under negotiation totaled R$6,203,708, accounting for 21.47% of the total, and the related gross revenue for the three-month period then ended totaled R$404,268, accounting for 12.65% of the total.

The Company’s operations are concentrated in the municipality of São Paulo, which represents 52.83% of the gross revenues as of March 31, 2016 (46.75% as of March 31, 2015) and 43.89% of intangible assets (43.37% as of  December 31, 2015).

On June 23, 2010, the State of São Paulo, the Municipality of São Paulo, the Company and the regulatory agency “Sanitation and Energy Regulatory Agency – ARSESP” signed an agreement to share the responsibility for water supply and sewage services to the Municipality of São Paulo based on a 30-year concession agreement. This agreement is extendable for another 30 years, pursuant to the law. This agreement sets forth SABESP as the exclusive service provider and designates ARSESP as regulator, establishing prices, controlling and monitoring services.

Also, on June 23, 2010, the State of São Paulo, the Municipality of São Paulo and SABESP signed the “Public service provision agreement of water supply and sewage services”, a 30-year concession agreement which is extendable for another 30 years. This agreement involves the following activities:

i. protection of the sources of water in collaboration with other agencies of the State and the City;

ii.   capture, transport and treat of water;

iii. collect, transport, treatment and final dispose of  sanitary sewage; and

iv. adoption of other actions of basic and environmental sanitation.

The Company operates under an authorization by public deed in some municipalities in the Santos coast region and in the Vale do Ribeira, where the Company started to operate after the merger of the companies that formed it. In September 2015, the Company entered into a water supply and sewage public utility services agreement with the municipality of Santos. Additional information is presented in Note 9(d) of the Annual Financial Statements of December 31, 2015.

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Notes to the Interim Financial Information

Article 58 of Law 11,445/07 determines that precarious and overdue concessions, as well as those effective for an undetermined period of time, including those that do not have an instrument formalizing them, will be valid until December 31, 2010. However, Article 2 of Law 12,693 of July 24, 2012, which amended Article 7-A of Law 11,578 of November 26, 2007, allows program agreements to be executed until December 31, 2016.

The Company’s Management understands that the concession agreements not yet renewed are valid and will be governed by Laws 8,987/95 and 11,445/07, including those municipalities served without an agreement.

Public deeds are valid and governed by the Brazilian Civil Code.

The Company's shares have been listed in the Novo Mercado (New Market) segment of BM&FBovespa under the ticker symbol SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under the SBS code, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental and Paulista Geradora de Energia. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees.

In the first quarter of 2016, the Company’s operations were still influenced by the 2014-2015 water shortage, which presented the lowest rainfall and inflow ever seen in 85 years, especially in the reservoirs composing the Cantareira System. During the rainy season, from October 2015 to March 2016, rainfall in the region returned to the normal levels expected for the period. Improved rainfall during the rainy season, which began in October 2015, the various measures adopted by the Company to mitigate water shortage impacts and continue serving the population, the collaboration of the population in water saving and the emergency works undertaken in 2014 and 2015 resulted in the partial recovery of water levels in the reservoirs of the Cantareira System.

The Company has adopted several between February 2014 and the first months of 2016, such as:

•          Using pumps to remove water below the catchment level of the Cantareira System, the so-called “technical reserve”;

•          Offering of financial incentives to reduce consumption through bonus granted to consumers, whose volume consumed is below the average stipulated;

•          Using treated water from other producing systems to serve consumers previously supplied by the Cantareira System;

•          Intensifying the advertising campaigns towards the rational use of water;

•          Reducing pressure in the distribution network, in order to prevent water losses;

•          Adjusting the treated the water volume sold to municipalities which operate their own distribution networks, due to lower availability;

•          Anticipating investments to expand water safety in the Metropolitan Region of São Paulo - RMSP

•          Performing short-term emergency works to increase water availability in the reservoirs, improving and optimizing supply systems in the RMSP, thereby lessening the impacts arising from the drought;

•          Installing of ultrafiltration membranes which enabled rapid increase in the Guarapiranga and in the Rio Grande Systems’ water production; and

•          Implementing of the contingency tariff for consumers whose volume consumed is above the average stipulated.

At the end of September 2015, the main work was concluded and delivered to contribute to the water supply in the Metropolitan Region of São Paulo. This interconnection will enable the transfer of up to 4m³/s of the Rio Grande Reservoir (Billings) to the Alto Tietê System, bringing more water safety so that this system expand to regions previously served only by the Cantareira System.

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Notes to the Interim Financial Information

Due to the normalization of rainfall in the rainy season, between October 2015 and January 2016, it was no longer necessary to pump water from the technical reserve of the PCJ Basin and the rules to obtain discounts (bonus) were changed in February 2016. As of March 24, 2016, in view of the increased rainfall and the predictability of water levels in the reservoirs, the Company requested ARSESP to cancel the Water Consumption Reduction Incentive Program and the Contingency Tariff. ARSESP complied with the Company’s request as of March 31, 2016 and the cancellation of the Water Consumption Reduction Incentive Program and the Contingency Tariff will be applied to the hydrometer readings as of May 1, 2016. Additionally, since December 2015, the period in which the pumping of the water pressure is reduced in the pipelines is returning to normal, i.e., only at night, as it was before the water crisis.

The water reservation volume at the reservoirs relies on several factors, such as levels of rain, temperature and atmospheric humidity, as well as the type and humidity of soil in water resources regions.

This scenario of water shortage also had adverse effects for the Company. As a result, since 2014, the Company has taken decisions to minimize these effects, such as:

•          Rearrangement of investments;

•          Expense budget reduction,

•          Negotiation of overdue receivables (until March 31, 2016, the Company included in the State CADIN a total of 39 municipalities with unpaid water bills, including those municipalities served by wholesale);

•          Contracting guarantee insurance for escrow deposits; and

•          Application of the extraordinary tariff revision since June 2015.

The Company’s Management expects that these measures and its impacts in generating of operating cash and the lines of credit available for investments, will be sufficient to meet its short-term liabilities and not compromise the actions necessary to overcome the water shortage, preserving consumers’ supply.

See other disclosures about this matter in Note 24 – operating revenue.

The interim financial information was approved by the Board of Directors on May 12, 2016.

2                   Basis of preparation and presentation of the financial statements

Presentation of the quarterly financial information

The quarterly financial information as of March 31, 2016, was prepared based on the provisions of CPC 21 (R1) – Interim Financial Information and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of Quarterly Information Form– ITR and they are fairly presented consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Therefore, this Interim Financial Information takes into consideration the official letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements, in cases of redundant information already disclosed in the Annual Financial Statements. The interim financial information for March 31, 2016, therefore, does not include all the notes and reporting required by the annual financial statements, and accordingly, shall be read jointly with the Annual Financial Statements as of December 31, 2015, prepared pursuant to the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB and pursuant to the accounting practices adopted in Brazil which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee- CPC.

3                   Summary of significant accounting policies

The accounting policies used in the preparation of the quarterly financial information for the quarter ended March 31, 2016 are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2015. These policies are disclosed in Note 3 to the Annual Financial Statements.

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Notes to the Interim Financial Information

4                   Risk Management

4.1  Financial Risk Management

Financial risk factors

The Company's activities are affected by Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk and liquidity risk. The Company’s financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

(a)          Market risk Foreign currency risk

SABESP’s foreign exchange exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, mainly US dollar and yen-denominated short and long-term borrowings.

The management of SABESP’s foreign currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur in losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

A significant amount of the Company’s financial debt is indexed to the U.S. dollar and Yen, in the total amount of R$6,285,244 as of March 31, 2016 (R$6,640,256 as of December 31, 2015). Below, the Company’s exposure to exchange risk:

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Notes to the Interim Financial Information

	March 31, 2016		December 31, 2015
	Foreign currency	R$	Foreign currency	R$

Borrowings and financing – US$	1,241,841	4,419,588	1,242,273	4,850,827
Borrowings and financing – Yen	56,951,867	1,803,096	53,906,927	1,748,202
Interest and charges from borrowings and financing – US$		58,742		29,813
Interest and charges from borrowings and financing – Yen		3,818		11,414
Total exposure		6,285,244		6,640,256
Borrowing cost – US$		(21,450)		(19,786)
Borrowing cost – Yen		(2,808)		(2,646)
Total foreign currency-denominated borrowings (Note 15)		6,260,986		6,617,824

The 5% decrease in foreign-currency denominated debt between March 31, 2016 and December 31, 2015, was mainly due to the following:

1)        Exchange rate changes, due to the 8.9% decrease in the US dollar, from R$3.9048 as of December 31, 2015 to R$3.5589 as of March 31, 2016. The US dollar-denominated debt accounts for 71.2% of foreign currency-denominated debts;

2)       A 3.1% increase in Yen-denominated debt, due to the funding of JICA 19 loan agreement, in the amount of R$137,167. This increase was reduced due to the 2.4% drop in the Yen exchange rate, from R$0.03243 as of December 31, 2015, to R$0.03166 as of March 31, 2016.

As of March 31, 2016, if the Brazilian real had depreciated or appreciated by 10% against the US dollar and Yen, effects on results before taxes on the three-month period ended March 31, 2016, considering the other variables are as remaining constant, in addition to the impacts mentioned above, would have been R$628,524 (R$664,026 December 31, 2015), lower or higher, mainly as a result of exchange losses or gains on the translation of foreign currency-denominated borrowings.

Scenario I below presents the effect in income statements for the next 12 months, considering the projected rates of the U.S. dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian real.

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Notes to the Interim Financial Information

	Scenario I (Probable)	Scenario II (+25%)	Scenario III (+50%)
	(*)
Net currency exposure as of March 31, 2016 (Liabilities) in US$	1,241,841	1,241,841	1,241,841

US$ rate as of March 31, 2016	3.5589	3.5589	3.5589
Exchange rate estimated to according to the scenario	4.2000	5.2500	6.3000
Difference between the rates	(0.6411)	(1.6911)	(2.7411)

Effect on net financial result R$ - (loss)	(796,144)	(2,100,077)	(3,404,010)

Net currency exposure as of March 31, 2016 (Liabilities) in Yen	56,951,867	56,951,867	56,951,867

Yen rate as of March 31, 2016	0.03166	0.03166	0.03166
Exchange rate estimated according to the scenario	0.03363	0.04204	0.05044
Differences between the rates	(0.00197)	(0.01038)	(0.01878)

Effect on net financial result in R$ - (loss)	(112,195)	(591,160)	(1,069,556)

Total effect on net financial result in R$ - (loss)	(908,339)	(2,691,237)	(4,473,566)

(*) For the probable scenario in US dollar, the exchange rate estimated for March 31, 2017 was used, pursuant to the Focus Report – BACEN, while for the Yen, the average exchange rate was considered for the 12-month period after March 31, 2016, according to BM&FBovespa Reference Rate report.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

The Company has not entered into any derivative contract to hedge against this risk; however continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

The table below provides the Company's borrowings and financing subject to variable interest rate:

	March 31, 2016	December 31, 2015

TR(i)	1,490,213	1,498,085
CDI(ii)	1,082,228	1,617,191
TJLP(iii)	1,102,506	1,114,977
IPCA(iv)	1,658,432	1,623,201
LIBOR(v)	2,665,839	2,926,628
Interest and charges	83,687	144,546
Total	8,082,905	8,924,628

(i)        TR – Interest Benchmark Rate

(ii)         CDI – (Certificado de Depósito Interbancário), an interbank deposit certificate

(iii)       TJLP – (Taxa de Juros a Longo Prazo), a long-term interest rate index

(iv)       IPCA – (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(v)         LIBOR – London Interbank Offered Rate

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Notes to the Interim Financial Information

Another risk to which the Company is exposed, is the mismatch of the monetary restatement indices of its debts with those of its service revenues. Water supply and sewage services tariff adjustments do not necessarily follow the increases in the inflation indexes to adjust borrowings, financing and interest rates affecting the Company's indebtedness.

As of March 31, 2016, if interest rates on borrowings and financing had been 1% higher or lower with all other variables held constant, the effects on profit before taxes for the three-month period ended March 31, 2016 would have been R$80,829 (R$89,246 in December 31, 2015), lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b)        Credit risk

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposures to credit risk as of March 31, 2016 are the carrying amounts of instruments classified as cash equivalents, deposits in banks and financial institutions, restricted cash, trade receivables and accounts receivable from related parties in the balance sheet date. See additional information in Notes 6, 7, 8 and 9.

Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to provision for impairment can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates. The credit quality of counterparties which are banks, such as deposits and financial investments, the Company considers the lower rating of the counterparty published by three main international rating agencies (Fitch, Moody's and S&P), according to internal policy of market risk management:

	March 31, 2016	December 31, 2015
Cash at bank and short-term bank deposits
AAA(bra)	1,430,973	1,638,589
Other (*)	903	625
	1,431,876	1,639,214

(*)This category includes current accounts and investment funds in banks, which have no credit rating information available.

The available credit rating information of the banks in which the Company made deposit transactions and financial investments in domestic currency (R$ - domestic rating) during the period is as follows:

Banks	Fitch	Moody's	Standard Poor's

Banco do Brasil S/A	AAA(bra)	Aa2.br	-
Banco Santander Brasil S/A	AAA(bra)	Aa1.br	brAA-
Brazilian Federal Savings Bank	AAA(bra)	Aa2.br	brAA-
Banco Bradesco S/A	AAA(bra)	Aa2.br	brAA-
Itaú Unibanco Holding S/A	AAA(bra)	Aa2.br	brAA-

(c) Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities, borrowings from Brazilian Federal and State governmental financial institutions, and financing in the domestic and international capital markets. The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditures needs, as well as the payment of debts.

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Notes to the Interim Financial Information

The funds held by the Company are invested in interest-bearing current accounts, time deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below shows the financial liabilities of the Company and São Lourenço PPP’s commitments, into relevant maturities, including the installment of principal and future interest to be paid according to the agreement.

	April to December 2016	2017	2018	2019	2020	2021 onwards	Total
As of March 31, 2016

Liabilities
Borrowings and financing	1,439,910	1,638,641	1,778,733	1,864,268	2,474,349	6,880,463	16,076,364
Accounts payable to suppliers and contractors	198,089	-	-	-	-	-	198,089
Services payable	482,976	-	-	-	-	-	482,976
Public-Private Partnership – PPP (*)	34,528	46,038	342,289	342,289	342,289	5,556,197	6,663,630
Program contract commitments	208,958	38,818	28,358	28,569	851	17,198	322,752

(*)The Company also considered future commitments (construction not yet performed) not yet recognized in the financial statements related to São Lourenço PPP, due to the relevance of future cash flows, the impacts on its operations and the fact the Company already has formalized this commitment through an agreement signed by the parties.

Future interest

Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the base dates above.

Cross default

The Company has borrowings and financing agreements including cross default clauses, i.e., the early maturity of any debt, may imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of this clause.

(d)        Other price risks

The Company is exposed to the price risk of investment in equity instruments of Companhia de Transmissão de Energia Elétrica Paulista – CTEEP, solely held for trading purposes in the short term. These shares were received in March 2015 as payment for the 24 initial installments of the GESP Agreement (further information about the GESP Agreement can be found in Note 10 (a) (vii) to the Annual Financial Statements of December 31, 2015). The balance totaled R$107,275 as of March 31, 2016 and is recorded under “other receivables” in current assets. As disclosed in Note 30, these shares were sold on April 20, 2016 for R$111.1 million.

Sensitivity analysis of equity instruments price

The sensitivity analysis was determined based on the exposure to the equity instruments price at the end of the reporting period.

As of March 31, 2016, if the equity instrument had appreciated or depreciated by 10%, compared to its market value, with all other variables held constant, the effect on results before taxes on the period would R$10,727, higher or lower.

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Notes to the Interim Financial Information

(e)         Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with CVM Rule 475/2008 in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected until the final settlement of each contract, considering a probable scenario (scenario I), appreciation of 25% (scenario II) and 50% (scenario III).

The purpose of the sensitivity analysis is to measure the impact of changes in the market over the financial instruments of the Company, considering constant all other variables. In the time of settlement, the amounts can be different from those presented, due to the estimates used in the measurement.

March 31, 2016
Indicators	Exposure	Scenario I (Probable) (i)	Scenario II 25%	Scenario III 50%

Assets
CDI	1,371,249	12,7900%(*)	9,5925%	6,3950%
Financial income		175,383	131,537	87,691

Liabilities
CDI	(1,082,228)	12,7900%(*)	9,5925%	6,3950%
Interest to be incurred		(138,417)	(103,813)	(69,208)

CDI net exposure	289,021	36,966	27,724	18,483

Liabilities
TR	(1,490,213)	0,0138%(***)	0,0173%	0,0207%
Expenses to be incurred		(206)	(258)	(308)

IPCA	(1,658,432)	6,0000%(*)	7,5000%	9,0000%
Expenses to be incurred		(99,506)	(124,382)	(149,259)

TJLP	(1,102,506)	7,5000%(*)	9,3750%	11,2500%
Interest to be incurred		(82,688)	(103,360)	(124,032)

LIBOR	(2,665,839)	0,7363%(**)	0,9203%	1,1044%
Interest to be incurred		(19,629)	(24,534)	(29,442)

Total net expenses to be incurred		(165,063)	(224,810)	(284,558)

(*) Source: CDI and IPCA (Focus Report – BACEN, March 31, 2016) and TJLP of March 31, 2016 (BACEN).
(**) Source: Bloomberg
(***)Source: BM&FBovespa

(i) Refers to the scenario of interest to be incurred for the 12 months as of March 31, 2016 or until the maturity of the agreements, whichever is shorter.

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Notes to the Interim Financial Information

4.2 Capital management

The Company’s objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Company monitors capital based on the leverage ratio. This ratio corresponds to net debt divided by total capital. Net debt corresponds to total borrowings and financing less cash and cash equivalents. Total capital is calculated as total equity as shown in the balance sheet plus net debt.

	March 31, 2016	December 31, 2015

Total borrowings and financing (Note 15)	12,193,176	13,121,600
(-) Cash and cash equivalents (Note 6)	(1,431,876)	(1,639,214)

Net debt	10,761,300	11,482,386
Total equity	14,345,395	13,716,606

Total capital	25,106,695	25,198,992

Leverage ratio	43%	46%

The leverage ratio decreased from 46% as of December 31, 2015 to 43% as of March 31, 2016, due to the decreased balance of foreign-currency denominated borrowings and financing as a result of 8.9% and 2.4% depreciations of the US dollar and the Yen, respectively, on March 31, 2016.

4.3 Fair value estimates

It is assumed that balances from trade receivables (current) and accounts payable to suppliers by carrying amount, less impairment, approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

4.4 Financial instruments

The Company has CTEEP’s shares, which are classified as financial asset held for trading and are recognized at fair value through profit or loss. This is the only financial instrument item of this category at March 31, 2016 and December 31, 2015. The Company’s financial instruments included in the borrowings and receivables category comprise cash and cash equivalents, trade receivables, related party balances, other receivables, balances receivable from the Water National Agency – ANA, and the financial instruments under other liabilities category comprised accounts payable to contractors and suppliers, borrowings and financing, balances payable deriving from the Public Private Partnership-PPP and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market.

As of March 31, 2016, the Company did not have financial liabilities classified as fair value through profit or loss.

The estimated fair values of financial instruments are as follows:

Financial assets

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Notes to the Interim Financial Information

	March 31, 2016		December 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	1,431,876	1,431,876	1,639,214	1,639,214
Restricted cash	26,559	26,559	29,156	29,156
Trade receivables	1,629,412	1,629,412	1,509,588	1,509,588
Water National Agency – ANA	89,913	89,913	88,368	88,368
Financial asset held for trading (*)	107,275	107,275	101,500	101,500
Other receivables	227,203	227,203	196,118	196,118

 (*)Amount recorded under “other receivables” in current assets.

Additionally, SABESP has financial instrument assets receivables from related parties, in the amount of R$871,344 as of March 31, 2016 (R$872,107 as of December 31, 2015), which were calculated in accordance with the conditions negotiated between related parties. The conditions and additional information referring to these financial instruments are disclosed in Note 9 to this interim financial information and Note 10 to the Annual Financial Statements of December 31, 2015. Part of this balance, totaling R$777,063 (R$786,501 as of December 31, 2015), refers to reimbursement of additional retirement and pension plan - G0 and is indexed by IPCA plus simple interest of 0.5% p.m. This interest rate approximates that one practiced by federal government bonds (NTN-b) with terms similar to those of related-party transactions.

For financial assets held for trading, the balance of which is measured at fair value at the end of each reporting period and recorded in the financial statements, SABESP measured such fair value at level 1 inputs, as required by the international financial reporting standards and the accounting practices adopted in Brazil, considering share price through quotation at the São Paulo Stock Exchange (Bovespa) as of March 31, 2016.

Financial liabilities

	March 31, 2016		December 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	12,193,176	11,966,707	13,121,600	12,625,454
Trade payables and contractors	198,089	198,089	248,158	248,158
Services payable	482,976	482,976	387,279	387,279
Program contract commitments	297,578	297,578	320,714	320,714
Public-Private Partnership - PPP	1,230,928	1,230,928	1,035,033	1,035,033

The criteria adopted to obtain the fair values of borrowings and financing, in preparing the interim financial information as of March 31, 2016, are consistent with those adopted in the Annual Financial Statements for the fiscal year ended December 31, 2015. In the Annual Financial Statements, these criteria are disclosed in Note 5.4.

Considering the nature of other financial instruments, assets and liabilities of the Company, the balances recognized in the balance sheet approximate the fair values, taking into account the maturities close to the end of the reporting period, comparison of contractual interest rates with market rates in similar operations at the end of the reporting period, their nature and maturity terms.

5            Key accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and on other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The key accounting estimates and judgments are disclosed in Note 6 to the Annual Financial Statements as of

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Notes to the Interim Financial Information

December 31, 2015.

6             Cash and cash equivalents

	March 31, 2016	December 31, 2015

Cash and banks	60,627	77,233
Cash equivalents	1,371,249	1,561,981
	1,431,876	1,639,214

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements (accruing CDI interest rates), deposited at Banco do Brasil, whose original maturities are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

As of March 31, 2016, the average yield of financial investments corresponds to 99.17% of CDI (99.24% for financial assets held for trading as of December 31, 2015).

7            Restricted cash

	March 31, 2016	December 31, 2015
Current
Agreement with the São Paulo municipal government (i)	13,362	13,005
Funds raised with the BNDES (ii)	7,304	7,109
Brazilian Federal Savings – escrow deposit (iii)	1,926	1,433
Others	3,967	7,609
	26,559	29,156

(i)        Agreement with the municipal government of São Paulo where the Company transfers 7.5% of the Municipal revenue to the Municipal Fund;

(ii)       Refers to funds raised with the Brazilian Development Bank– BNDES, awaiting the authorization for use;

(iii)     Refers to savings account for receiving escrow deposits regarding lawsuits with final and unappealable decisions in favor of the Company, which are blocked as per contractual clause.

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Notes to the Interim Financial Information

8            Trade receivables

(a)   Financial position balances

	March 31, 2016	December 31, 2015
Private sector:
General and special customers (i) (ii)	1,102,725	1,044,692
Agreements (iii)	335,362	317,871

	1,438,087	1,362,563
Government entities:
Municipal	500,362	503,309
Federal	5,940	5,738
Agreements (iii)	236,220	207,066

	742,522	716,113
Wholesale customers – Municipal governments: (iv)
Guarulhos	835,762	810,285
Mauá	427,537	416,749
Mogi das Cruzes	2,168	2,158
Santo André	875,259	857,424
São Caetano do Sul	2,080	2,057
Diadema	222,671	222,671

Wholesale customers – Municipal governments	2,365,477	2,311,344

Unbilled supply	473,077	427,361

Subtotal	5,019,163	4,817,381
Allowance for doubtful accounts	(3,389,751)	(3,307,793)

Total	1,629,412	1,509,588

Current	1,465,570	1,326,972
Noncurrent	163,842	182,616

	1,629,412	1,509,588

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Notes to the Interim Financial Information

(i)    General customers - residential and small and mid-sized companies

(ii)  Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii) Agreements - installment payments of past-due receivables, plus monetary restatement and interest, when provided for in the agreements.

(iv)Wholesale basis customers - municipal governments - This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers. Some of these municipalities are questioning in court the tariffs charged by SABESP, which have full allowance for doubtful accounts. Additionally, the overdue amounts are included in the allowance for doubtful accounts.

Changes in accounts receivables on a wholesale basis are as follows:

	Three-month period ended March 31, 2016	Three-month period ended March 31, 2015

Balance at beginning of the period	2,311,344	2,158,798
Services provided	145,244	81,066
Receivables	(91,111)	(24,218)

Balance at the end of the period	2,365,477	2,215,646

(b)        The aging of trade receivables is as follows

	March 31, 2016	December 31, 2015

Current	1,237,321	1,195,098
Past-due:
Up to 30 days	209,125	182,025
From 31 to 60 days	165,821	123,765
From 61 to 90 days	62,487	78,089
From 91 to 120 days	65,165	84,654
From 121 to 180 days	165,833	80,447
From 181 to 360 days	177,463	158,182
Over 360 days	2,935,948	2,915,121

Total past-due	3,781,842	3,622,283

Total	5,019,163	4,817,381

The increase in the balance overdue is mainly due to accounts receivable at wholesale where municipalities served are challenging in court the tariffs charged by SABESP. These amounts are fully covered by the allowance for doubtful accounts.

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Notes to the Interim Financial Information

(c)         Allowance for doubtful accounts

	January to March 2016	January to March 2015

Balance at the beginning of the period	3,307,793	3,164,288
Private sector /government entities	39,693	57,963
Recoveries	(22,856)	(14,229)
Wholesale customers	68,747	62,714

Net additions for the period	85,584	106,448

Write-offs in the period referring to accounts receivable	(3,626)	644

Balance at the end of the period	3,389,751	3,271,380

Reconciliation of provision for losses of income	January to March 2016	January to March 2015

Losses (write-off)	41,537	3,660
Provision for state entities (related parties)	246	2,399
Provision for private sector /government entities	39,693	57,963
Provision for wholesale customers	(2,542)	(2,450)
Recoveries	(22,856)	(14,229)

Amount recorded as selling expenses	56,078	47,343

Wholesale sales losses, amounting to R$71,289 from January to March 2016 and R$65,164 from January to March 2015, were also recorded as revenue reduction.

The Company does not have customers representing 10% or more of its revenues.

9                   Related-Party Balances and Transactions

The Company is a party to transactions with its controlling shareholder, the State Government, and companies related to it.

Additional information is presented in Note 10 to the Annual Financial Statements of December 31, 2015.

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Notes to the Interim Financial Information

(a)         Accounts receivable, interest on capital payable, revenue and expenses with the São Paulo State Government

	March 31, 2016	December 31, 2015
Accounts receivable
Current:
Water and sewage services	124,554	115,633
Allowance for losses	(49,578)	(49,332)
Reimbursement for retirement and pension benefits paid:
- Monthly flow (payments)	6,605	20,564
- GESP Agreement	49,985	49,985
“Se Liga na Rede” program (l)	19,305	19,305

Total current	150,871	156,155

Noncurrent:
Reimbursement for retirement and pension benefits paid (G0):
- GESP Agreement – 2008	54,150	66,646
- GESP Agreement – 2015	666,323	649,306

Total noncurrent	720,473	715,952

Total receivables from shareholders	871,344	872,107

Assets:
Water and sewage services	74,976	66,301
Reimbursement for pension benefits (G0)	777,063	786,501
“Se Liga na Rede” program (l)	19,305	19,305

Total	871,344	872,107

Liabilities:
Interest on capital payable to related parties	64,013	64,013
Other (g)	1,698	2,210

	January to March 2016	January to March 2015
Revenue from water and sewage services
Water supply	53,250	42,229
Sewage services	44,276	38,566
Payments received from related parties	(87,651)	(77,786)

Receipt of GESP reimbursement referring to Law 4,819/58	(46,666)	(33,201)

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Notes to the Interim Financial Information

(b)        Contingent assets - GESP (not recorded)

As mentioned above, as of March 31, 2016 and December 31, 2015, SABESP had contingent assets with GESP, not recorded in assets referring to the additional retirement and pension paid (Law 4,819/58), as follows:

	March 31, 2016	December 31, 2015
Disputed amounts receivable	870,842	855,054
Total	870,842	855,054

(c)         Use of reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. - EMAE plans to receive for the credit and to obtain financial compensation for the use of water from the Guarapiranga and Billings reservoirs, which SABESP uses in its operations, as well as the reimbursement of damages related to the failure to pay appropriately.

The Company understands that no amounts are due for the use of these reservoirs given the grants already made. Should these reservoirs not be available for use to the Company, there could be the need to collect water in more distant places. There is a risk of not properly rendering services in the region, besides increasing water supply cost.

Several lawsuits were filed by EMAE. Currently, an arbitration proceeding is in progress related to the Guarapiranga reservoir and a lawsuit related to the Billings reservoir, both pleading for financial compensation due to SABESP’s water collect for public supply, alleging that this conduct has been causing permanent and growing loss in the capacity of generating electricity of Henry Borden hydroelectric power plant with financial losses.

On April 10, 2014, the Company issued a Notice to the Market including the information we have been discussing with EMAE about an eventual future agreement. However, no adjustment was confirmed and no agreement was executed by either party up to date.

On April 11, 2016, SABESP was named in legal proceedings commenced by minority shareholders of EMAE, claimed that SABESP should abstain from using the water resources of the Henry Borden hydroelectric power plant, without appropriate definition of financial compensation due to EMAE, and determining the resumption of water pumping to the reservoirs used by the Henry Borden hydroelectric power plant, in detriment of the flow of these reservoirs and the generation of electric power by EMAE. The plaintiffs in these proceedings allege that the São Paulo State, in its capacity as controlling shareholder of EMAE, has acted unduly to EMAE’s detriment and in favor of SABESP’s interests by allowing and consenting water intake from the Billings and Guarapiranga reservoirs, both of them belonging to EMAE, without the necessary financial compensation, making impracticable the satisfactory use of the Henry Borden hydroelectric power plant.

SABESP understands that the expectation for all cases is of possible losses, and for the time being, it is not feasible to estimate the amounts involved, since they were not determined.

(d)        Agreements with reduced tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA)

The Company has signed agreements with government entities related to the State Government and municipalities where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in water consumption.

(e)         Guarantees

The State Government provides guarantees for some borrowings and financing of the Company and does not charge any fee with respect to such guarantees.

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Notes to the Interim Financial Information

(f)        Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully passed on and monetarily reimbursed. From January to March 2016 and 2015, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$2,247 and R$2,962, respectively.

From January to March 2016 and 2015, expenses related to personnel assigned by other entities to SABESP totaled R$4 and R$52, respectively.

(g)         Services obtained from state government entities

As of March 31, 2016 and December 31, 2015, SABESP had an outstanding amounts payable of R$1,698 and R$2,210, respectively, for services rendered by São Paulo State Government entities.

(h)        Non-operating assets

As of March 31, 2016 and December 31, 2015, the Company had an amount of R$969 related to a free land lent to DAEE (Department of Water and Electricity).

(i)          Sabesprev

The Company sponsors a private defined benefit pension plan, which is operated and administered by Sabesprev. The net actuarial liability recognized as of March 31, 2016 amounted to R$690,890 (R$665,274 as of December 31, 2015), according to Note 19 (b).

(j)          Compensation of Management Key Personnel

Expenses related to the compensation to the members of its Board of Directors, Fiscal Council and Board of Executive Officers amounted to R$983 and R$977 from January to March 2016 and 2015, respectively. An additional amount of R$124 and R$141, related to the Officers’ bonus program, was recorded from January to March 2016 and 2015, respectively.

(k)        Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), not holding the majority interest but with cast vote and power of veto in some issues, with no ability to use such power of veto in a way to affect returns over investments. Therefore, these SPEs are considered for accounting purposes as jointly-owned subsidiaries.

The Company has loan agreement through credit facility with the SPEs Aquapolo Ambiental S/A and Attend Ambiental S/A, respectively, to finance the operations of these companies, until the borrowings and financing requested with financial institutions is cleared. These agreements have the following characteristics:

SPE	Principal disbursed amount	Interest balance	Total	Interest rate	Maturity
Attend Ambiental	5,400	2,158	7,558	SELIC + 3.5 % p.a.	(i)
Aquapolo Ambiental	5,629	5,094	10,723	CDI + 1.2% p.a.	04/30/2016 (ii)
Aquapolo Ambiental	19,000	10,014	29,014	CDI + 1.2% p.a.	10/30/2015 (ii)
Total	30,029	17,266	47,295

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Notes to the Interim Financial Information

(i)     The loan agreement with SPE Attend Ambiental S/A matures within 180 days, from the date when the respective amount is available in the borrower’s account, renewable for the same period. The credit has been overdue since May 11, 2015 and is subject to contractual default charges (inflation adjustment considering the IGP-M variation, 2% fine and default interest of 1% p.m.). The agreement has being renegotiated between the parties.

(ii)   The agreement expired on April 30, 2015 was amended and its maturity was extended to October 30, 2015. The Company and Aquapolo Ambiental S/A are renegotiating the payment terms and the maturity of both agreements.

As a result of the renegotiations, the principal, in the amount of R$30,029, and interest, in the amount of R$17,266, were classified in noncurrent assets until new payment conditions are agreed upon. As of March 31, 2016, the balance of principal and interest rates of these agreements was R$47,295 (R$45,289 as of December 31, 2015). From January to March 2016, a financial income recognized was R$2,006 (R$2,334 from January to March 2015).

(l)          “Se Liga na Rede” (Connect to the Network Program)

The State Government enacted the State Law 14,687/12, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low-income households, which agreed to adhere to the program. The program expenditures, except for indirect costs, construction margin and borrowing costs are financed with 80% of funds deriving from the State Government and the remaining 20% invested by SABESP, which is also liable for the execution of works. As of March 31, 2016, the program total amount was R$78,859 (R$78,447 as of December 31, 2015), R$19,305 (R$19,305 as of December 31, 2015) recorded in balances receivable from related parties, the amount of R$34,501 (R$34,089 as of December 31, 2015) recorded in the group of intangible assets and R$25,053 (R$25,053 as of December 31, 2015) reimbursed by GESP.

10               Water National Agency - ANA

The Company has agreements executed within the scope of the Hydrographic Basin Depollution Program (PRODES), also known as "Treated Sewage Purchase Program".

This program does not finance works or equipment, remunerates by results achieved, i.e., by effectively treated sewage. In this program, the Water National Agency (ANA) makes available funds, which are restricted to a specific current account and applied in investment funds at the Caixa Econômica Federal - Federal Savings Banks (CEF), until the fulfillment of treated sewage volume is evidenced, as well as, the reduction of polluting cargoes of each agreement.

When resources are made available, liabilities are recorded until funds are released by ANA. After the evidence of targets stipulated in each contract, the revenue deriving from these funds is recognized, but if these targets are not met, funds will return to the National Treasury with the appropriate funds earnings. As of March 31, 2016, the balances of assets and liabilities were R$89,913 (R$88,368 as of December 31, 2015), and the liabilities are recorded under "other liabilities" of noncurrent liabilities.

11                 Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, with no ability to use such power of veto in a way to affect returns over investments, indicating participating shared control (joint venture – CPC 19 (R2)).

The Company holds interest valued by the equity method.

See information on the operations of each investee in Note 12 to the Annual Financial Statements as of December 31, 2015.

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Notes to the Interim Financial Information

(a)         Summary of the investees’ financial statements and SABESP’s equity interest:

Company	Equity		Provisioned dividends	Profit (loss) for the period
	March 31, 2016	December 31, 2015	January to March 2016	January to March 2016	January to March 2015

Sesamm	33,631	32,313	-	1,318	1,803
Águas de Andradina	17,810	15,191	(572)	3,191	369
Águas de Castilho	4,232	3,449	(185)	968	173
Saneaqua Mairinque	3,153	3,560	(193)	(214)	415
Attend Ambiental	4,227	3,084	-	1,143	1,573
Aquapolo Ambiental	11,482	11,651	-	(169)	(982)
Paulista Geradora de Energia	8,506	8,509	-	(3)	-

Company	Investments		Dividends distributed	Equity in the earnings of subsidiaries		Interest percentage
	March 31, 2016	December 31, 2015	January to March 2016	January to March 2016	January to March 2015	March 31, 2016	December 31, 2015

Sesamm	12,107	11,633	-	474	649	36%	36%
Águas de Andradina	5,343	4,558	(172)	957	111	30%	30%
Águas de Castilho	1,270	1,035	(55)	290	52	30%	30%
Saneaqua Mairinque	946	1,068	(58)	(64)	125	30%	30%
Attend Ambiental	1,902	1,388	-	514	658	45%	45%
Aquapolo Ambiental	5,626	5,709	-	(83)	(481)	49%	49%
Paulista Geradora de Energia	2,126	2,127	-	(1)	-	25%	25%
Total	29,320	27,518	(285)	2,087	1,114
Other investments	587	587
Overall total	29,907	28,105

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Notes to the Interim Financial Information

12                Investment properties

As of March 31, 2016, the balance of “investment properties” is R$56,940 (R$56,957 as of December 31, 2015). As of March 31, 2016 and December 31, 2015, the market value of these properties was approximately R$392,000. In the three-month period ended March 31, 2015, there were no changes in the balance of investment properties.

	December 31, 2015	Write-offs and disposals	Depreciation	March 31, 2016

Investment property	56,957	9	(26)	56,940
Total	56,957	9	(26)	56,940

13               13       Intangible assets

(a)         Financial position balances

	March 31, 2016			December 31, 2015
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible assets arising from:
Agreements – equity value	8,942,361	(1,610,600)	7,331,761	8,862,581	(1,574,951)	7,287,630
Agreements – economic value	1,829,990	(483,698)	1,346,292	1,819,219	(466,199)	1,353,020
Program contracts	8,748,383	(2,441,421)	6,306,962	8,660,552	(2,371,977)	6,288,575
Program contracts – commitments	986,086	(143,763)	842,323	986,086	(135,556)	850,530
Services contracts – São Paulo	15,208,909	(2,526,727)	12,682,182	14,767,591	(2,400,574)	12,367,017
Software license	501,187	(116,908)	384,279	474,294	(107,440)	366,854
Total	36,216,916	(7,323,117)	28,893,799	35,570,323	(7,056,697)	28,513,626

(b)         Changes

	December 31, 2015	Additions	Provision/ reversal of allowance for losses	Transfers	Write-offs and disposals	Amortization	March 31, 2016
Intangible assets arising from:
Agreements – equity value	7,287,630	79,042	1,061	20	(3)	(35,989)	7,331,761
Agreements –economic value	1,353,020	10,778	-	3	-	(17,509)	1,346,292
Program contracts	6,288,575	89,263	(1,471)	944	(79)	(70,270)	6,306,962
Program contracts – commitments	850,530	-	-	-	-	(8,207)	842,323
Services contracts – São Paulo	12,367,017	446,503	1,680	(31)	(238)	(132,749)	12,682,182
Software license	366,854	26,894	-	-	-	(9,469)	384,279
Total	28,513,626	652,480	1,270	936	(320)	(274,193)	28,893,799

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Notes to the Interim Financial Information

	December 31, 2014	Additions	Provision/ reversal of allowance for losses	Transfers	Write-offs and disposals	Amortization	March 31, 2015
Intangible assets arising from:
Agreements – equity value	7,369,271	106,854	-	231	(78)	(45,822)	7,430,456
Agreements –economic value	1,281,260	20,758	-	19	(11)	(14,759)	1,287,267
Program contracts	5,379,153	135,716	-	711	(69)	(43,099)	5,472,412
Program contracts– commitments	702,909	-	-	-	-	(6,735)	696,174
Services contracts – São Paulo	10,986,386	281,980	8,615	(5,563)	(85)	(124,470)	11,146,863
Software license	260,547	25,836	-	-	-	(10,366)	276,017
Total	25,979,526	571,144	8,615	(4,602)	(243)	(245,251)	26,309,189

The operations in the municipality of Santa Isabel started in January 2016.

(c)         Construction services

	January to March 2016
	Water supply	Sewage services	Total
Construction revenue	429,067	196,213	625,280
Construction cost incurred	419,594	192,792	612,386
Margin	9,473	3,421	12,894

	January to March 2015
	Water supply	Sewage services	Total
Construction revenue	304,504	283,962	588,466
Construction cost incurred	298,596	277,780	576,376
Margin	5,908	6,182	12,090

(d)        General information

During the period ended March 31, 2016 there were no relevant changes in the criteria to account for intangible assets and types of contracts. See further information in Note 14 (d) to the Annual Financial Statements as of December 31, 2015.

The Company has obligations recorded in “Program Contract– Commitments” in current liabilities in the amount of R$209,875 and R$228,659 as of March 31, 2016 and December 31, 2015, respectively, and noncurrent liabilities in the amount of R$87,703 and R$92,055 as of March 31, 2016 and December 31, 2015, respectively.

(e)         Capitalization of interest and other finance charges

From January to March 2016, the Company capitalized interest and inflation adjustment in concession intangible assets totaling R$123,717, including the São Lourenço Production System and Leases (R$72,472 from January to March 2015), during the construction period.

(f)          Construction margin

The Company acts as a primary responsible to construct and install the infrastructure related to the concession, using own efforts or hiring outsourcing services, receiving the risks and benefits.

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Notes to the Interim Financial Information

As a consequence, the Company recognizes revenue from construction service corresponding to the cost of construction increased by margin. Generally, the constructions related to the concessions are performed by third parties, in such case, the margin of the Company is lower, normally, to cover eventual administration costs, and the responsibility of the primary risk. As of March 31, 2016 and 2015 the margin was 2.3%.

Construction margin for the period ended March 31, 2016 and 2015 was R$12,894 and R$12,090, respectively.

(g)         Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The costs of these expropriations are recorded as concession intangible assets after the transaction is concluded. From January to March 2016, the total amount related to expropriations was R$2,216 (R$6,762 from January to March 2016).

(h)        Public-Private Partnership - PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective obligations and guarantees are supported by agreements executed according to Law 11,079/04.

Alto Tietê Production System

As of March 31, 2016 and December 31, 2015, the amounts recognized as intangible asset related to PPP were R$390,482 and R$393,275, respectively.

In the first quarter of 2016, a discount rate of 8.06% p.a. was used to calculate the adjustment to present value of the agreement. The obligations assumed by the Company as of March 31, 2016 and December 31, 2015 are shown in the table below.

On a monthly basis, SABESP assigns funds from tariffs to the SPE CAB Sistema Produtor Alto Tietê S/A, in the amount of R$9,164, corresponding to the monthly remuneration. This amount is annually adjusted by the IPC – FIPE and is recorded in a restricted account, pursuant to the contractual operating proceeding. Should SABESP comply with its monthly obligations with the SPE, the funds from the restricted account will released.

The guarantee has been effective since the beginning of the operation and will be valid until the conclusion, termination, intervention, annulment or caducity of the Administrative Concession, or other extinction events provided for in the Concession Agreement or in the law applicable to administrative concessions, including in the event of bankruptcy or extinction of the SPE.

São Lourenço Production System

As of March 31, 2016 and December 31, 2015, the amounts recognized in intangible assets related to the PPP were R$907,101 and R$699,335, respectively. As of March 31, 2016, a discount rate of 7.80% p.a. was used to calculate the adjustment to present value of this agreement.

The obligations assumed by the Company as of March 31, 2016 and December 31, 2015 are shown in the table below, and the increase in liabilities and intangible assets was due to the progress of the work in 2016.

Payment is scheduled to start in January 2018, four (4) months after the beginning of assisted operations.

After the beginning of the operations, every month SABESP will transfer to the SPE Sistema Produtor São Lourenço S/A funds from tariffs arising from the services provided, in the amount of R$24.4 million, equivalent to the monthly remuneration plus interest and charges. The amount above will be annually restated by the IPC - FIPE and should be monthly recorded in a restricted account, in accordance with the operating procedures of the agreements. Should SABESP perform its monthly obligations with the SPE, the funds from the restricted

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Notes to the Interim Financial Information

account will be released.

The guarantee will become effective as of the beginning of the system’s appropriate operation, duly accepted by SABESP, valid until the occurrence of any of the following events, whichever occurs first: (i) the original payment date of the last installment of interest / amortization of the principal taken out by the SPE to execute the works; (ii) the end, termination, intervention, annulment, caducity of the Administrative Concession, or other extinction events provided for in the Concession Agreement or in the law applicable to administrative concessions, including bankruptcy or extinction of the SPE.

	March 31, 2016			December 31, 2015
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	33,806	310,415	344,221	33,255	319,076	352,331
São Lourenço	-	886,707	886,707	-	682,702	682,702

Total	33,806	1,197,122	1,230,928	33,255	1,001,778	1,035,033

Additional information is presented in Note 14 (h) to the Financial Statements for the fiscal year ended December 31, 2015.

(i)          Works in progress

The amount of R$7,055 million is recorded under intangible assets as works in progress as of March 31, 2016 (R$6,596 million on December 31, 2015), and as of March 31, 2016, the major projects are located in the municipalities of São Paulo, Praia Grande and Franca, totaling R$3,813 million (including R$907 million from PPP São Lourenço), R$282 million and R$206 million, respectively.

(j)          Amortization of intangible assets

The amortization average rate totaled 3.9% as of March 31, 2016 and 3.8% as of March 31, 2015.

(k)        Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and make them ready for use. The project to implement an integrated business management solution (ERP system), which includes the administrative/financial module and the commercial module, is in progress.

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Notes to the Interim Financial Information

14          Property, plant and equipment

(a)         Financial position balances

	March 31, 2016			December 31, 2015
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	102,708	-	102,708	102,708	-	102,708
Buildings	79,429	(34,311)	45,118	79,257	(33,366)	45,891
Equipment	332,471	(172,132)	160,339	326,598	(164,380)	162,218
Transportation equipment	12,372	(6,820)	5,552	12,169	(6,477)	5,692
Furniture and fixtures	23,628	(10,911)	12,717	18,664	(10,246)	8,418
Other	435	(288)	147	435	(286)	149
Total	551,043	(224,462)	326,581	539,831	(214,755)	325,076

(b)         Changes

	December 31, 2015	Additions	Transfers	Write-offs and disposals	Depreciation	March 31, 2016
Land	102,708	-	-	-	-	102,708
Buildings	45,891	-	171	-	(944)	45,118
Equipment	162,218	12,555	(5,891)	(23)	(8,520)	160,339
Transportation equipment	5,692	97	-	-	(237)	5,552
Furniture and fixtures	8,418	254	4,784	(5)	(734)	12,717
Other	149	-	-	-	(2)	147
Total	325,076	12,906	(936)	(28)	(10,437)	326,581

	December 31, 2014	Additions	Transfers	Write-offs and disposals	Depreciation	March 31, 2015
Land	100,533	-	-	-	-	100,533
Buildings	42,515	-	3,341	-	(339)	45,517
Equipment	146,922	8,202	458	(62)	(7,232)	148,288
Transportation equipment	7,613	136	(747)	-	(251)	6,751
Furniture and fixtures	7,124	64	1,573	(9)	(233)	8,519
Other	138	-	(23)	-	(2)	113
Total	304,845	8,402	4,602	(71)	(8,057)	309,721

(c)         Depreciation

The Company annually revises the depreciation rates of: buildings - 2%; equipment- 10%; transportation equipment - 10% and furniture, fixture and equipment - 6.7%. Lands are not depreciated.

The depreciation average rate was 10.8% and 11.3%, as of March 31, 2016 and 2015, respectively.

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Notes to the Interim Financial Information

15          Borrowings and Financing

Borrowings and financing outstanding balance	March 31, 2016			December 31, 2015
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
10th issue debentures	40,179	152,015	192,194	39,619	155,815	195,434
12th issue debentures	45,450	374,295	419,745	45,450	385,667	431,117
14th issue debentures	39,046	193,208	232,254	38,519	210,961	249,480
15th issue debentures	97,692	650,439	748,131	94,819	728,529	823,348
17th issue debentures	140,144	879,202	1,019,346	140,144	997,259	1,137,403
18th issue debentures	7,945	246,489	254,434	3,167	247,683	250,850
19th issue debentures	-	198,756	198,756	-	498,587	498,587
20th issue debentures	-	494,618	494,618	-	494,500	494,500
Brazilian Federal Savings Bank	51,502	1,016,475	1,067,977	49,491	1,014,850	1,064,341
Brazilian Development Bank - BNDES BAIXADA SANTISTA	16,426	45,172	61,598	16,368	49,104	65,472
Brazilian Development Bank - BNDES PAC	10,370	64,663	75,033	10,329	66,984	77,313
Brazilian Development Bank - BNDES PAC II 9751	4,242	29,880	34,122	4,264	31,206	35,470
Brazilian Development Bank - BNDES PAC II 9752	2,316	23,165	25,481	2,308	23,660	25,968
Brazilian Development Bank - BNDES ONDA LIMPA	22,427	179,136	201,563	22,347	184,082	206,429
Brazilian Development Bank - BNDES TIETÊ III	23,717	260,680	284,397	17,725	265,663	283,388
Leases	12,237	528,213	540,450	11,955	522,940	534,895
Other	672	11,147	11,819	649	1,270	1,919
Interest and charges	70,272	-	70,272	127,862	-	127,862
Total in local currency	584,637	5,347,553	5,932,190	625,016	5,878,760	6,503,776

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Notes to the Interim Financial Information

Borrowings and financing outstanding balance	March 31, 2016			December 31, 2015
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - BID 713 – US$50,195 thousand (US$50,195 thousand in December 2015)	89,320	89,320	178,640	98,001	98,001	196,002
Inter-American Development Bank - BID 896 – US$2,778 thousand (US$2,778 thousand in December 2015)	9,887	-	9,887	10,848	-	10,848
Inter-American Development Bank - BID 1212 – US$97,642 thousand (US$102,781 thousand in December 2015)	36,579	310,918	347,497	40,134	361,204	401,338
Inter-American Development Bank - BID 2202 – US$409,779 thousand (US$405,072 thousand in December 2015)	38,378	1,408,228	1,446,606	-	1,572,181	1,572,181
International Bank of Reconstruction and Development -BIRD – US$61,158 thousand (US$61,158 thousand in December 2015)	-	217,314	217,314	-	238,464	238,464
Eurobonds – US$140,000 thousand (US$140,000 thousand in December 2015)	498,172	-	498,172	546,570	-	546,570
Eurobonds – US$350,000 thousand (US$350,000 thousand in December 2015)	-	1,241,710	1,241,710	-	1,362,570	1,362,570
JICA 15 – ¥ 15,557,805 thousand (¥ 16,134,020 thousand in December 2015)	36,486	456,074	492,560	37,373	485,853	523,226
JICA 18 – ¥ 13,988,160 thousand (¥ 14,506,240 thousand in December 2015)	32,805	409,779	442,584	33,603	436,548	470,151
JICA 17 – ¥ 1,565,564 thousand (¥ 1,565,564 thousand in December 2015)	-	49,003	49,003	-	50,201	50,201
JICA 19 – ¥ 25,840,338 thousand (¥ 21,701,103 thousand in December 2015)	-	816,142	816,142	-	701,978	701,978
BID 1983AB – US$130,289 thousand (US$130,289 thousand in December 2015)	85,208	373,103	458,311	93,490	409,578	503,068
Interest and charges	62,560	-	62,560	41,227	-	41,227
Total in foreign currency	889,395	5,371,591	6,260,986	901,246	5,716,578	6,617,824

Total borrowings and financing	1,474,032	10,719,144	12,193,176	1,526,262	11,595,338	13,121,600

Exchange rate as of March 31, 2016 US$3.5589; ¥ 0.031660 (US$ 3.9048; ¥ 0.03243 as of December 31, 2015).

As of March 31, 2016, the Company did not record balances of borrowings and financing raised during the year to mature within 12 months.

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Notes to the Interim Financial Information

Local currency	Guarantees	Maturity	Annual interest rates	Monetary restatement

10th issue debentures	Own funds	2020	TJLP +1.92% (Series 1 and 3) and 9.53% (Series 2)	IPCA (series 2)
12th issue debentures	Own funds	2025	TR + 9.5%
14th issue debentures	Own funds	2022	TJLP +1.92% (Series 1 and 3) and 9.19% (Series 2)	IPCA (series 2)
15th issue debentures	Own funds	2019	CDI + 0.99% (Series 1) and 6.2% (Series 2)	IPCA (series 2)
17th issue debentures	Own funds	2023	CDI +0.75 (Series 1) and 4.5% (Series 2) and+4.75% (Series 3)	IPCA (series 2 and 3)
18th issue debentures	Own funds	2024	TJLP + 1.92% (Series 1 and 3) and 8.25% (Series 2)	IPCA (series 2)
19th issue debentures	Own funds	2017	CDI + 0.80% to 1.08%
20th issue debentures	Own funds	2019	CDI + 3.80%
Brazilian Federal Savings Bank	Own funds	2016/2037	5% to 9.5%	TR
Brazilian Development Bank - BNDES BAIXADA SANTISTA	Own funds	2019	2.5% + TJLP
Brazilian Development Bank - BNDES PAC	Own funds	2023	2.15% + TJLP
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	1.72%+TJLP
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	1.72%+TJLP
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	1.92% + TJLP
Brazilian Development Bank - BNDES TIETÊ III	Own funds	2028	1.66% + TJLP
Leases		2035	7.73% to 10.12%	IPC
Other	Own funds	2018/2025	TJLP + 1.66% (Finep) and 12% (Presidente Prudente)	TR

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Notes to the Interim Financial Information

Foreign currency	Guarantees	Maturity	Annual interest rates	Exchange rate changes

Inter-American Development Bank - BID 713 – US$50,195 thousand	Federal Government	2017	3.99% (*)	US$
Inter-American Development Bank - BID 896 - US$2,778 thousand	Federal Government	2016	3.00%	US$
Inter-American Development Bank - BID 1212 - US$97,642 thousand	Federal Government	2025	2.50% (*)	US$
Inter-American Development Bank - BID 2202 - US$409,779 thousand	Federal Government	2035	1.85% (*)	US$
International Bank for Reconstruction and Development - BIRD US$61.158 mil	Federal Government	2034	1.08% (*)	US$
Eurobonds – US$140,000 thousand	-	2016	7.50%	US$
Eurobonds – US$350,000 thousand	-	2020	6.25%	US$
JICA 15 – ¥15,557,805 thousand	Federal Government	2029	1.8% and 2.5%	Yen
JICA 18– ¥ 13,988.160 thousand	Federal Government	2029	1.8% and 2.5%	Yen
JICA 17– ¥1,565,564 thousand	Federal Government	2035	1.2% and 0.01%	Yen
JICA 19– ¥25,840,338 thousand	Federal Government	2037	1.7% and 0.01%	Yen
BID 1983AB – US$130,289 thousand	-	2023	Libor + 1.88% to 2.38% (*)	US$

(*)Rates comprising LIBOR + contractually defined spread.

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Notes to the Interim Financial Information

(i)   Payment schedule – accounting balances as of March 31, 2016

	2016	2017	2018	2019	2020	2021	2022 to 2038	TOTAL
LOCAL CURRENCY
Debentures	89,578	592,766	876,199	978,928	406,096	193,149	422,762	3,559,478
Brazilian Federal Savings Bank	38,121	54,972	58,638	60,347	62,357	65,497	728,045	1,067,977
BNDES	59,624	79,498	79,498	79,498	61,757	61,318	261,001	682,194
Leasing	8,300	21,978	23,285	24,706	26,250	27,929	408,002	540,450
Others	496	735	1,424	1,325	1,325	1,325	5,189	11,819
Interest and other charges	58,230	12,042	-	-	-	-	-	70,272
TOTAL IN LOCAL CURRENCY	254,349	761,991	1,039,044	1,144,804	557,785	349,218	1,824,999	5,932,190
FOREIGN CURRENCY
BID	117,496	202,654	113,335	113,335	113,335	113,335	1,209,140	1,982,630
BIRD	-	-	-	7,255	14,510	14,510	181,039	217,314
Eurobonds	498,172	-	-	-	1,241,710	-	-	1,739,882
JICA	34,645	70,630	71,970	116,192	116,192	116,192	1,274,468	1,800,289
BID 1983AB	85,208	85,208	84,322	62,965	60,859	27,376	52,373	458,311
Interest and other charges	62,560	-	-	-	-	-	-	62,560
TOTAL IN FOREIGN CURRENCY	798,081	358,492	269,627	299,747	1,546,606	271,413	2,717,020	6,260,986
Overall Total	1,052,430	1,120,483	1,308,671	1,444,551	2,104,391	620,631	4,542,019	12,193,176

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Notes to the Interim Financial Information

(i)          Main events in the three-month period ended March 31, 2016

(a)         Debentures

As of March 30, 2016, the Company partially amortized the outstanding debentures of the 19th Issue upon payment of 60% of the nominal unit value of the debentures, totaling R$300,000, plus remuneration and charges due until the date of partial amortization, in the amount of R$11,588.

(b)        JICA

In 2016, funding totaled R$137,167, referring to agreement BZ-P19 (JICA 19).

(c)         Exchange rate changes

The US dollar rate exchange decreased 8.9%, from R$3.9048 as of December 31, 2015 to R$3.5589 as of March 31, 2016, decreasing debt by R$429,537. In the same period, the Yen decreased 2.4%, from R$0.03243 as of December 31, 2015 to R$0.03166 as of March 31, 2016, decreasing debt by R$43,589.

(ii)        Covenants

As of March 31, 2016, the Company had met the requirements set forth by its borrowings and financing agreements.

Regarding the agreements entered into with the BNDES, the Adjusted Net Debt/Adjusted EBITDA ratios calculated by the Company were 3.02, 2.84, 3.28 and 3.06 as of March 31, 2016, December 31, 2015, September 30, 2015 and June 30, 2015, respectively, remaining above the target of 3.00, but within the range established for the index, which is higher than 3.00 and equal to or less than 3.80. This occurrence observed in two quarters, consecutive or not, automatically increases the portion of the monthly amount of receivables, offered as collateral, which has to be recorded in a restricted account linked to the BNDES, of 20%, to R$213.5 million per month.

(iii)     Borrowings and financing – Credit Limited

Agent	March 31, 2016
(in millions of reais (*))
Brazilian Federal Savings Bank	1,896
Brazilian Development Bank – BNDES	2,080
Inter-American Development Bank – BID	677
Japan International Cooperation Agency – JICA	392
International Bank for Reconstruction and Development – IBRD	138
Others	38
Total	5,221

(*) Exchange rate as of March 31, 2016 (US$1.00 = R$3.5589; ¥ 1.00 = R$0.03166).

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Notes to the Interim Financial Information

SABESP, in order to comply with its Capex plan relies on a fund-raising plan.

Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

Additional information on borrowings and financing is presented in Note 16 to the Annual Financial Statements as of December 31, 2015.

16          Taxes payable

(a)         Current assets

	March 31, 2016	December 31, 2015
Recoverable taxes
Income tax and social contribution	-	68,978
Withholding income tax (IRRF) on financial investments	10,508	4,914
Other federal taxes	5,148	3,661
Other municipal taxes	275	275
Total	15,931	77,828

The reduction in recoverable taxes is mainly due to decrease in “income tax and social contribution” item, which was offset by these taxes.

(b)               Current liabilities

	March 31, 2016	December 31, 2015
Taxes and contributions payable
Cofins and Pasep	42,518	40,505
Income tax and social contribution	216,635	-
INSS (Social Security contribution)	33,029	33,836
IRRF (withholding income tax)	157	11,126
Other	22,491	21,828
Total	314,830	107,295

The increase in taxes payable of current liabilities was mainly due to the calculation of amounts payable of Income Tax and Social Contribution resulting from the taxable income recorded in the quarter.

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Notes to the Interim Financial Information

17           Deferred taxes and contributions

(a)              Financial position balances

	March 31, 2016	December 31, 2015
Deferred income tax assets
Provisions	515,264	480,378
Pension obligations – G1	265,517	256,808
Donations of underlying assets on concession agreements	53,352	53,206
Allowance for loan losses	224,587	213,171
Tax losses	-	58,829
Other	129,280	121,550
Total deferred tax assets	1,188,000	1,183,942

Deferred income tax liabilities
Temporary difference on concession intangible assets	(516,776)	(524,495)
Capitalization of borrowing costs	(320,329)	(309,648)
Profit on supply to governmental entities	(83,578)	(81,055)
Actuarial gain/loss – G1 Plan	(33,726)	(33,726)
Construction margin	(94,097)	(94,921)
Borrowing costs	(12,297)	(11,855)
Total deferred tax liabilities	(1,060,803)	(1,055,700)

Deferred tax asset, net	127,197	128,242

(b) Changes

Deferred income tax assets	December 31, 2015	Net change	March 31, 2016
Provisions	480,378	34,886	515,264
Pension obligations - G1	256,808	8,709	265,517
Donations of underlying assets on concession agreements	53,206	146	53,352
Credit losses	213,171	11,416	224,587
Tax losses	58,829	(58,829)	-
Other	121,550	7,730	129,280
Total	1,183,942	4,058	1,188,000

Deferred income tax liabilities
Temporary difference on concession intangible asset	(524,495)	7,719	(516,776)
Capitalization of borrowing costs	(309,648)	(10,681)	(320,329)
Profit on supply to governmental entities	(81,055)	(2,523)	(83,578)
Actuarial gain/loss – G1	(33,726)	-	(33,726)
Construction margin	(94,921)	824	(94,097)
Borrowing costs	(11,855)	(442)	(12,297)
Total	(1,055,700)	(5,103)	(1,060,803)

Deferred tax asset, net	128,242	(1,045)	127,197

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Notes to the Interim Financial Information

Deferred income tax assets	December 31, 2014	Net Change	March 31, 2015
Provisions	524,728	(34,933)	489,795
Pension obligations – G0	85,271	-	85,271
Pension obligations – G1	229,266	4,727	233,993
Donations of underlying assets on concession agreements	45,742	1,840	47,582
Credit losses	222,587	7,769	230,356
Tax losses	-	186,313	186,313
Other	112,566	5,622	118,188
Total	1,220,160	171,338	1,391,498

Deferred income tax liabilities
Temporary difference on concession intangible assets	(559,411)	7,792	(551,619)
Capitalization of borrowing costs	(253,581)	(11,839)	(265,420)
Profit on supply to governmental entities	(87,092)	48	(87,044)
Actuarial gain/loss –G1	(2,514)	-	(2,514)
Other	(108,084)	337	(107,747)
Total	(1,010,682)	(3,662)	(1,014,344)

Deferred tax asset, net	209,478	167,676	377,154

(c) Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	January to March 2016	January to March 2015

Profit before income taxes	968,823	150,502
Statutory rate	34%	34%

Estimated expense at statutory rate	(329,400)	(51,171)
Tax benefit of interest on capital
Permanent differences
Provision – Law 4,819/58 (i)	(17,108)	(14,654)
Donations	(92)	(73)
GESP Agreement	-	236,736
Other differences	6,566	(3,162)

Income tax and social contribution	(340,034)	167,676

Current income tax and social contribution	(338,989)	-
Deferred income tax and social contribution	(1,045)	167,676
Effective rate	35%	111%

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Notes to the Interim Financial Information

(i)                 Permanent difference related to the provision for actuarial liability (Note 19 (b) (iii)).

18                Provisions

(a)         Lawsuits with probable likelihood of loss

(I) Financial position balances

The Company is party to a number of claims and legal proceedings arising in the normal course of business, including civil, tax, labor and environmental matters. Management, recognized provisions at an amount considered sufficient to cover probable losses. These provisions, net of escrow deposits are as follows:

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Notes to the Interim Financial Information

	Provisions	Escrow deposits	March 31, 2016	Provisions	Escrow deposits	December 31, 2015
Customer claims (i)	597,555	(105,060)	492,495	561,061	(97,711)	463,350
Supplier claims (ii)	311,558	(240,777)	70,781	296,660	(217,625)	79,035
Other civil claims (iii)	132,785	(12,613)	120,172	124,833	(10,681)	114,152
Tax claims (iv)	63,968	(700)	63,268	62,812	(677)	62,135
Labor claims (v)	281,014	(3,148)	277,866	283,991	(3,073)	280,918
Environmental claims (vi)	128,604	(958)	127,646	83,520	(896)	82,624
Total	1,515,484	(363,256)	1,152,228	1,412,877	(330,663)	1,082,214

Current	658,499	-	658,499	631,890	-	631,890
Noncurrent	856,985	(363,256)	493,729	780,987	(330,663)	450,324

(II) Changes

	December 31, 2015	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	March 31, 2016
Customer claims (i)	561,061	18,788	34,563	(8,579)	(8,278)	597,555
Supplier claims (ii)	296,660	3,545	22,519	(11,141)	(25)	311,558
Other civil claims (iii)	124,833	4,018	6,594	(598)	(2,062)	132,785
Tax claims (iv)	62,812	367	2,753	(263)	(1,701)	63,968
Labor claims (v)	283,991	7,988	7,749	(9,664)	(9,050)	281,014
Environmental claims (vi)	83,520	36,385	12,690	-	(3,991)	128,604
Subtotal	1,412,877	71,091	86,868	(30,245)	(25,107)	1,515,484
Escrow deposits	(330,663)	(22,089)	(11,673)	47	1,122	(363,256)
Total	1,082,214	49,002	75,195	(30,198)	(23,985)	1,152,228

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Notes to the Interim Financial Information

	December 31, 2014	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	March 31, 2015
Customer claims (i)	638,637	9,893	27,167	(14,278)	(69,996)	591,423
Supplier claims (ii)	260,854	583	8,869	(1,123)	(232)	268,951
Other civil claims (iii)	126,403	4,093	5,610	(6,251)	(8,468)	121,387
Tax claims (iv)	55,554	730	2,426	(212)	(1,354)	57,144
Labor claims (v)	235,466	11,872	4,962	(7,124)	(29,211)	215,965
Environmental claims (vi)	226,404	5,342	6,845	-	(52,889)	185,702
Subtotal	1,543,318	32,513	55,879	(28,988)	(162,150)	1,440,572
Escrow deposit	(322,971)	(7,080)	(11,157)	3,987	391	(336,830)
Total	1,220,347	25,433	44,722	(25,001)	(161,759)	1,103,742

(b)        Explanation on the nature of main classes of lawsuits

(i)         Customer claims

Approximately 1,150 lawsuits were filed by commercial customers, which claim that their tariffs should correspond to other consumer categories, and 715 lawsuits which claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company and 55 lawsuits where customers plead the reduction in tariff under the category as “Social Welfare Entity”. The Company was granted both favorable and unfavorable final decisions at several court levels and recognized provisions when the chances of losses are probable.

(ii)        Supplier claims

Suppliers’ claims include lawsuits filed by some suppliers alleging underpayment of monetary restatements, withholding of amounts related to the understated inflation rates deriving from Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the chances of losses are probable.

(iii)     Civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels, dully accrued when classified as probable losses.

(iv)      Tax claims

Tax claims refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company's management, accrued when classified as probable loss.

(v)        Labor claims

The Company is a party to labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, outsourcing and other. Part of the amount involved is in provisional or final execution at various court levels, and this is classified as of probable loss and accordingly, accrued.

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Notes to the Interim Financial Information

(vi)      Environmental claims

Environmental claims refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental – Cetesb, Public Prosecution Office of the State of São Paulo and others, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company. The amounts accrued represent the best estimate of the Company at this moment, however, may differ from the amount to be disbursed as indemnity to alleged damages, in view of the current stage of referred proceedings.

(c)         Lawsuits with possible likelihood of loss

The Company is party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed by Management whose chances of loss are possible and are not recorded. Liability contingencies classified as possible loss represent the amount of R$5,414,900 as of March 31, 2016 (R$5,410,500 as of December 2015).

(d)        Guarantee insurance for escrow deposit

During the second quarter of 2015, the Company contracted guarantee insurance for escrow deposit totaling R$500 million. Such insurance will be used in legal claims where instead of making immediate cash disbursement by the Company, such insurance is used until the conclusion of these proceedings or up to three-year effectiveness term of the agreement.

In the first quarter of 2016, the Company used R$7,150 of the total contracted amount.

Additional information on provisions and contingencies is presented in Note 19 to the Annual Financial Statements as of December 31, 2015.

19                Employees benefits

(a)         Health benefit plan

The health benefit plan is managed by Sabesprev and consists of optional, free choice, health plans sponsored by contributions of SABESP and the active participants, as follows:

.     Company: 10.0% on average, of gross payroll;

.     Participating employees: 3.21% of base salary and premiums, equivalent to 2.6% of payroll, on average.

 (b)              Pension plan benefits

Amounts recorded in the balance sheet
Funded plan – G1
Pension plan liabilities as of December 31, 2015	665,274
Expenses recognized in 2016	32,443
Payments made in 2016	(6,827)
Pension plan liabilities as of March 31, 2016 (i)	690,890

Unfunded plan – G0
Pension plan liabilities as of December 31, 2015	2,166,942
Expenses recognized in 2016	70,529
Payments made in 2016	(36,000)
Pension plan liabilities as of March 31, 2016 (iii)	2,201,471

Total	2,892,361

(i)               G1 Plan

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Notes to the Interim Financial Information

The Company sponsors a defined benefit pension plan for its employees ("Plan G1"), which is managed by Sabesprev, receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•    1.19% of the portion of the salary of participation up to 20 salaries; and

•    10.13% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of March 31, 2016, SABESP had a net actuarial liability of R$690,890 (R$665,274 as of December 31, 2015) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners; the fair value of plan assets.

(ii)            Private pension plan benefits – Defined contribution

As of March 31, 2016, Sabesprev Mais plan, based on defined contribution, had 5,350 active and assisted participants (5,213 as of December 2015).

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants.

The value of the obligation to all participants who migrated from Plan G1 to the Sabesprev Mais Plan amounted to R$7,738 as of March 31, 2016 (R$7,907 as of December 31, 2015) referred to active participants, recorded in current liabilities, under “Other obligations”.

(iii)          Plan G0

Pursuant to Law 4,819/58, employees who started services prior to May 1974 and were retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "Plan G0". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from related parties, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of March 31, 2016, the Company recorded a defined benefit obligation for Plan G0 of R$2,201,471 (R$2,166,942 as of December 31, 2015.

(c)   Profit sharing

The Company recorded as reference to the 2015 Profit Sharing Program, the amount corresponding to one month salary for each employee, depending on performance goals reached. From January to March 2016 and 2015, R$18,729 and R$17,307, respectively, were accrued.

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Notes to the Interim Financial Information

20              Services payable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. This account also records the amounts payable from the percentage in the revenues of São Paulo local government. The balances as of March 31, 2016 and December 31, 2015 were R$482,976 and R$387,279, respectively.

21                Equity

(a)         Authorized capital

The Company is authorized to increase capital by up to R$15,000,000, based on a Board of Directors' resolution, after submission to the Fiscal Council.

In the event of capital increase, issue of convertible debentures and/or warrants by means of private subscription, shareholders will have preemptive right in the proportion of number of shares held, pursuant to Article 171 of Law 6,404/76.

(b)        Subscribed and paid-in capital

As of March 31, 2016 and December 31, 2015, subscribed and paid-in capital is represented by 683,509,869 registered, book-entry common shares, held as follows:

	March 31, 2016		December 31, 2015
	Number of shares	%	Number of shares	%
State Department of Finance	343,524,285	50.26%	343,524,285	50.26%
Companhia Brasileira de Liquidação e Custódia	202,980,161	29.70%	199,719,739	29.22%
The Bank Of New York ADR Department (equivalent in shares) (*)	136,377,413	19.95%	139,637,913	20.43%
Other	628,010	0.09%	627,932	0.09%

	683,509,869	100.00%	683,509,869	100.00%

(*)                 Each ADR corresponds to 1 share.

Further information about equity, such as shareholder’ compensation, dividends and purpose of reserves, can be found in Note 22 to the Annual Financial Statements as of December 31, 2015.

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Notes to the Interim Financial Information

22              Earnings per share Basic and diluted

Basic earnings per share is calculated by dividing the equity attributable to Company’s owners by the weighted average number of outstanding common shares during the period. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	January to March 2016	January to March 2015

Equity attributable to Company’s owners	628,789	318,178
Weighted average number of common shares issued	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	0.91994	0.46551

23              Business segment information

Management, comprised by the Board of Directors and the Board of Executive Officers, has determined the operating segments used to make strategic decisions, as water supply and sewage services.

(i)      Result

	January to March 2016
	Water	Sewage	Reconciliation to the financial statements	Balance as per financial statements
Gross operating income	1,457,627	1,113,001	625,280	3,195,908
Gross sales deductions	(95,299)	(72,767)	-	(168,066)
Net operating income	1,362,328	1,040,234	625,280	3,027,842
Costs, selling, general and administrative expenses	(1,106,119)	(688,243)	(612,386)	(2,406,748)
Income from operations before other operating expenses, net and equity accounting	256,209	351,991	12,894	621,094
Other operating income / (expenses), net				5,482
Equity accounting				2,087
Financial result, net				340,160
Income from operations before taxes				968,823
Depreciation and amortization	149,116	135,540		284,656

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Notes to the Interim Financial Information

	January to March 2015
	Water	Sewage	Reconciliation to the financial statements	Balance as per financial statements
Gross operating income	1.129.628	874.864	588.466	2.592.958
Gross sales deductions	(70.059)	(54.258)	-	(124.317)
Net operating income	1,059,569	820,606	588,466	2,468,641
Costs, selling and administrative expenses	(500,765)	(288,409)	(576,376)	(1,365,550)
Income from operations before other operating expenses, net and equity accounting	558,804	532,197	12,090	1,103,091
Other operating income / (expenses), net				32,057
Equity accounting				1,114
Financial result, net				(985,760)
Income from operations before taxes				150,502
Depreciation and amortization	141,524	111,784	-	253,308

Explanation on the reconciliation items for the Financial Statements.

The impacts on gross operating income and costs are as follows.

	January to March 2016	January to March 2015

Gross revenue from construction recognized under ICPC 1 (R1) (a)	625,280	588,466
Construction costs recognized under ICPC 1 (R1) (a)	(612,386)	(576,376)

Construction margin	12,894	12,090

(a)   Revenue from concession construction contracts is recognized in accordance with CPC 17 (R1), Construction Contracts (IAS 11), using the percentage-of-completion method. See Notes 13 (c) and (f).

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Notes to the Interim Financial Information

24          Operating revenue

(a)  Revenue from water and sewage services:

	January to March 2016	January to March 2015

Metropolitan region of São Paulo	1,750,611	1,301,350
Regional Systems (i)	820,017	703,142
Total (ii)	2,570,628	2,004,492

(i)   Including the municipalities operated in countryside and at the coast of the State of São Paulo.

(ii) The gross operating revenue from sale of products and services increased by 28.2% in the period ended March 31, 2016, in comparison with the same period in 2015, due to the application of the 15.2% tariff adjustment (7.8% related to regular adjustment and 6.9% to non-recurring tariff revision) as of June 2015, the change in the bonus concession rules as of February 2016 and higher Contingency Tariff in 2016, which started to be applied in February 2015.

The bonus granted in the three-month period ended March 31, 2016 totaled R$153,766 versus R$211,235 in the three-month period ended March 31, 2015, while the effect of the application of the Contingency Tariff in the operating revenue in the three-month period ended March 31, 2016 came to R$160,570 versus R$79,271 in the three-month period ended March 31, 2015.

The Company’s billed volume increased by 1.9%.

Additional information on the bonus and contingency tariff programs is presented in Note 25 (a) to the Annual Financial Statements of December 31, 2015.

As of March 30, 2016, ARSESP published Resolutions 640 and 641, which cancelled the application of the contingency tariff by SABESP and authorized the cancellation of SABESP’s Water Consumption Reduction Incentive Program (“Bonus”) as of May 1, 2016.

(b)  Reconciliation between gross operating income and net operating income:

	January to March 2016	January to March 2015

Revenue from water and sewage services	2,570,628	2,004,492
Construction revenue (Note 13 (c))	625,280	588,466
Sales tax	(168,066)	(124,317)
Net revenue	3,027,842	2,468,641

25         Operating costs and expenses

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Notes to the Interim Financial Information

	January to March 2016	January to March 2015
Operating costs
Salaries and payroll charges	386,137	365,723
Pension obligations	22,438	14,521
Construction costs (Note 13 (c))	612,386	576,376
General supplies	34,996	47,178
Treatment supplies	75,097	72,319
Outside services	191,329	203,695
Electricity	239,591	158,618
General expenses	114,196	85,560
Depreciation and amortization	265,106	234,687
	1,941,276	1,758,677
Selling expenses
Salaries and payroll charges	60,702	56,174
Pension obligations	2,928	1,885
General supplies	876	1,003
Outside services	62,195	56,207
Electricity	231	169
General expenses	19,944	19,227
Depreciation and amortization	2,324	2,473
Allowance for doubtful accounts, net of recoveries (Note 8 (c))	56,078	47,343
	205,278	184,481
Administrative expenses (revenue)
Salaries and payroll charges	43,987	48,391
Pension obligations	58,110	47,841
GESP reimbursement – benefits paid (i)	-	(696,283)
General supplies	342	462
Outside services	28,886	35,998
Electricity	579	282
General expenses	90,508	(50,385)
Depreciation and amortization	17,226	16,148
Tax expenses	20,556	19,938
	260,194	(577,608)
Operating costs and expenses
Salaries and payroll charges	490,826	470,288
Pension obligations	83,476	64,247
GESP reimbursement – benefits paid (i)	-	(696,283)
Construction costs (Note 13 (c))	612,386	576,376
General supplies	36,214	48,643
Treatment supplies	75,097	72,319
Outside services	282,410	295,900
Electricity	240,401	159,069
General expenses	224,648	54,402
Depreciation and amortization	284,656	253,308
Tax expenses	20,556	19,938
Allowance for doubtful accounts, net of recoveries (Note 8 (c))	56,078	47,343
	2,406,748	1,365,550

(i)       Additional information on GESP Agreement is presented in Note 10 (a) (vii) to the Financial Statements as at December 31, 2015.

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Notes to the Interim Financial Information

26          Financial income (expenses)

	January to March 2016	January to March 2015
Financial expenses
Interest and charges on borrowings and financing – local currency	(95,220)	(86,663)
Interest and charges on borrowings and financing – foreign currency	(37,585)	(30,467)
Other financial expenses	(22,939)	(22,617)
Income tax over international remittance	(4,016)	(3,913)
Inflation adjustment on borrowings and financing	(52,945)	(56,141)
Inflation adjustment on Sabesprev Mais deficit	(368)	(432)
Other inflation adjustments	(8,244)	(4,391)
Interest and inflation adjustments on provisions	(62,039)	(999)
Total financial expenses	(283,356)	(205,623)

Financial income
Inflation adjustment gains	54,704	30,313
Income on short-term investments	53,274	47,032
Interest income	32,686	26,010
Cofins and Pasep on financial income	(6,555)	-
Other	6,088	474
Total financial income	140,197	103,829

Financial income (expenses), net before exchange rate changes	(143,159)	(101,794)

Net exchange gains (losses)
Exchange rate changes on borrowings and financing (i)	483,296	(884,418)
Other exchange rate changes	(16)	(107)
Exchange gains	39	559
Exchange rate changes, net	483,319	(883,966)

Financial income (expenses), net	340,160	(985,760)

(i) The variation in expenses is mainly due to the depreciation of the US dollar and the Yen in the first quarter of 2016, of 8.9% and 2.4%, respectively, when compared with an appreciation of 20.7% and 20.3%, respectively, in the same period in 2015.

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Notes to the Interim Financial Information

27              Other operating income (expenses), net

	January to March 2016	January to March 2015

Other operating income	7,629	29,283
Other operating expenses	(2,147)	2,774

Other operating income (expenses), net	5,482	32,057

Other operating income is comprised by sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA projects and services.

Other operating expenses consist mainly of derecognition of concessions due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment and exceeding cost of electricity sold.

28              Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. Below, the main committed amounts as of March 31, 2016:

	April to December 2016	2017 – 2018	2019 – 2020	2021 onwards	Total
Contractual obligations – Expenses	1,079,723	1,045,881	253,489	1,383,605	3,762,698
Contractual obligations – Investments	1,183,843	2,652,516	1,223,026	6,519,864	11,579,249
Total	2,263,566	3,698,397	1,476,515	7,903,469	15,341,947

The main commitment refers to São Lourenço PPP. See Note 13 (h).

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Notes to the Interim Financial Information

29          Supplemental cash flow information

	January to March 2016	January to March 2015

Total additions to intangible assets (Note 13 (b))	652,480	571,144

Items not affecting cash (see breakdown below)	(251,502)	(51,185)

Total additions to intangible assets as per statement of cash flows	400,978	519,959

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period (Note 13 (e))	123,717	72,472
Contractors payable	(44,689)	(73,397)
Public-Private Partnerships – São Lourenço PPP	156,765	28,515
Leases	2,815	11,505
Construction margin (Notes 13 (f) and 23)	12,894	12,090
Total	251,502	51,185

30          Events after the reporting period

•       Tariff adjustment

On April 11, 2016 the São Paulo State Energy and Sanitation Regulatory Agency (ARSESP) published ARSESP Resolution 643, authorizing SABESP to apply an 8.4478% tariff adjustment index in relation to current tariffs, as of May 12, 2016.

•       Companhia de Transmissão de Energia Elétrica Paulista – CTEEP

On April 20, 2016 the Company sold the 2,221,000 preferred shares issued by the São Paulo Company of Electric Power Transmission (Companhia de Transmissão de Energia Elétrica Paulista – CTEEP), totaling R$111.1 million.

•       Annual Shareholders’ Meeting

On April 29, 2016 it was held the Annual Shareholders’ Meeting.

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Comments on the Company’s projections

Comments on the Company’s projections

The projections presented in the reference form are annual and not on a quarterly basis. Therefore, the quarterly comparison between the information disclosed in the reference form with quarterly results shall not apply

The projections monitoring occurs on annual basis and are disclosed in the reference form.

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Other Information Deemed as Relevant by the Company

1.         CHANGES IN INTEREST HELD BY CONTROLLING SHAREHOLDER, BOARD MEMBERS AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as of March 31, 2016
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling shareholder
Treasury Department	343,524,285	50.3%	343,524285	50.3%
Management
Board of Directors	-	-	-	-
Executive Officers	-	-	-	-

Fiscal Council	15	-	15	-

Treasury shares	-	-	-	-

Other shareholders

Total	343,524,300	50.3%	343,524,2300	50.3%

Outstanding shares	339,985, 569	49.7%	339,985,569	49.7%

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Other Information Deemed as Relevant by the Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as of March 31, 2015
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling shareholder
Treasury Department	343,524,258	50.3%	343,524,258	50.3%
Management
Board of Directors		-		-
Executive Officers	-	-	-	-

Fiscal Council	-	-	-	-

Treasury shares	-	-	-	-

Other shareholders

Total	343,524,285	50.3%	343,524,285	50.3%

Outstanding shares	339,985,584	49.7%	339,985,584	49.7%

2.         SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO THE INDIVIDUAL LEVEL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position as of March 31, 2016 (shares)
	Common shares		Total
Shareholder	Number of shares	%	Number of shares	%
Treasury Department	343,524,285	50.3	343,524,285	50.3

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Reports and Statements / Unqualified Report on Special Review

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP

Introduction

We have reviewed the accompanying interim financial information of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) included in the Quarterly Information Form (ITR), for the quarter ended March 31, 2016, which comprises the financial position as of March 31, 2016 and the related statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Information and in accordance with international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of Interim Financial Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Interim Financial Information - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

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Other matters

Statements of value added

We have also reviewed the statements of value added (DVA) for the three-month period ended March 31, 2016, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by the CVM - Brazilian Securities and Exchange Commission applicable to the preparation of Interim Financial Information - ITR and considered as supplemental information by IFRSs, which does not require the presentation of DVA. These statements were subject to the same review procedures described above, and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the interim financial information taken as a whole.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, May 12, 2016

DELOITTE TOUCHE TOHMATSU	Délio Rocha Leite
Auditores Independentes	Engagement Partner

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 26, 2016

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.